UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
Entasis Therapeutics Holdings Inc.
(Name of Subject Company)
Entasis Therapeutics Holdings Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
293614 103
(CUSIP Number of Common Stock)
Manoussos Perros, Ph.D.
Chief Executive Officer
Entasis Therapeutics Holdings Inc.
35 Gatehouse Drive
Waltham, Massachusetts 02451
(781) 810-0120
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of the Person(s) Filing Statement)
With copies to:
Jack S. Bodner Allison B. Schiffman Matthew C. Franker Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 (212) 841-1000	Elizabeth M. Keiley General Counsel Entasis Therapeutics Holdings Inc. 35 Gatehouse Drive Waltham, Massachusetts 02451 (781) 810-0120
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.
Name and Address.
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Entasis Therapeutics Holdings Inc., a Delaware corporation (the “Company” or “Entasis”). Entasis’ principal executive office is located at 35 Gatehouse Drive, Waltham, Massachusetts 02451. Entasis’ telephone number at this address is (781) 810-0120.
Securities.
The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share (the “Shares”). As of June 3, 2022, there were (a) 47,851,779 issued and outstanding Shares, (b) 32,672,897 Shares reserved for future issuance pursuant to the outstanding warrants of the Company (the “Company Warrants”), (c) 2,561,772 Shares subject to issuance pursuant to options granted by the Company (the “Company Options”) under the Company’s Amended and Restated Stock Incentive Plan (as amended through the date hereof) (the “2015 Plan”) and the Company’s 2018 Equity Incentive Plan (as amended through the date hereof, the “2018 Plan”), (d) 2,625,025 Shares underlying restricted stock units (“Company RSUs”) issued pursuant to the 2015 Plan and the 2018 Plan, (e) 1,626,919 Shares reserved for future issuance under the 2018 Plan, and (f) 904,163 Shares reserved for future issuance under the Company’s 2018 Employee Stock Purchase Plan (the “ESPP”).
Item 2.	Identity and Background of Filing Person.
Name and Address.
The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “—Name and Address” in Item 1, which information is incorporated herein by reference. The Company’s website address is www.entasistx.com. The information on the Company’s website is not considered a part of this Schedule 14D-9.
Business and Background of the Company’s Directors and Executive Officers.
The name, principal business address, principal occupation and business experience during the past five years of each of the Company’s directors and executive officers is set forth in Annex A hereto. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. Unless otherwise indicated, all directors and executive officers of the Company are citizens of the United States of America. Unless otherwise indicated, the business address of the directors and executive officers is 35 Gatehouse Drive, Waltham, Massachusetts 02451.
Tender Offer and Merger.
This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Innoviva Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Innoviva, Inc., a Delaware corporation (“Innoviva”), to acquire all of the outstanding Shares at a price per Share equal to $2.20 in cash (the “Offer Price”), without interest, and subject to any withholding of taxes in accordance with the Merger Agreement (as defined below). The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Innoviva and Merger Sub with the U.S. Securities and Exchange Commission (“SEC”) on June 7, 2022, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer to Purchase and form of Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. Consummation of the Offer is not subject to a financing condition.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 23, 2022 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Innoviva and Merger Sub. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in the section entitled “The Tender Offer—Section 11. The Merger Agreement; Other Agreements—The Merger Agreement” of the Offer to Purchase. The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and following such merger the separate existence of Merger Sub shall cease and the Company will continue as the surviving corporation (the “Surviving Corporation”) (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”). Upon the closing of the Merger and filing of a certificate of merger with the State of Delaware (the “Effective Time”), each Share (other than Shares owned by (1) Innoviva, Merger Sub or any other direct or indirect subsidiary of Innoviva, (2) the Company (or held in the Company’s treasury), and (3) stockholders who have properly exercised their demands for appraisal of such Shares in accordance with Section 262 of the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time), will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any withholding of taxes in accordance with the Merger Agreement (the “Merger Consideration”). No stockholder vote will be required to consummate the Merger pursuant to Section 251(h) of the DGCL. Following the Merger, the Company will cease to be a publicly traded company and will be a wholly owned subsidiary of Innoviva.
Innoviva and its affiliates currently own approximately 60% of the issued and outstanding Shares. The obligation of Merger Sub to purchase Shares validly tendered in the Offer and not validly withdrawn pursuant to the Offer is conditioned upon (1) there being validly tendered and not validly withdrawn Shares that, excluding the Shares beneficially owned by Innoviva, Merger Sub (collectively, the “Excluded Holders”) and the Company’s Chief Executive Officer, represent at least one more Share than 50% of the Shares not beneficially owned by such persons outstanding at the time of the expiration of the Offer (the “Minimum Condition”) and (2) other customary closing conditions. The Minimum Condition may not be waived.
Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on June 7, 2022. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at 5:00 p.m. New York City Time on July 7, 2022, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14e-1(a) promulgated under the Exchange Act) following commencement of the Offer.
The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement.
Innoviva has formed Merger Sub solely for the purpose of engaging in the Transactions, including the Offer and the Merger. To date, Merger Sub has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase, the address of the principal executive office of each of Innoviva and Merger Sub is 1350 Old Bayshore Highway Suite 400, Burlingame, California 94010 and the telephone number at such principal office is (650) 238-9600.
The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov or are available directly from Innisfree M&A Incorporated (“Innisfree”), the information agent engaged by the Company for the Offer, at the contact information below:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders May Call Toll-Free: (877) 750-0625
Banks & Brokers May Call Collect: (212) 750-5833

This Schedule 14D-9 is also located on the SEC Filings page of the Entasis Media & Investors website. The Offer to Purchase and the other related materials are available directly from D.F. King & Co., Inc., the information agent engaged by Merger Sub for the Offer, at:
D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Shareholders Call (Toll-Free): (877) 478-5040
Banks and Brokers Call: (212) 269-5550
By Email: ETTX@dfking.com
Item 3.	Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (1) the Company’s executive officers, directors or affiliates or (2) Innoviva, Merger Sub or their respective executive officers, directors or affiliates, on the other hand.
Arrangements between the Company, Innoviva and Certain of its Affiliates.
Merger Agreement
The Merger Agreement governs the contractual rights among the Company, Innoviva and Merger Sub in relation to the Transactions. The Merger Agreement is not intended to provide any other factual information about the Company, Innoviva or Merger Sub. A summary of the Merger Agreement is contained in “The Tender Offer—Section 11. The Merger Agreement; Other Agreements—The Merger Agreement” of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Offer and the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The summary of the principal terms of the Merger Agreement does not purport to be a complete description of such agreement and the rights and obligations of the parties thereunder. Such summary and attached exhibit are intended to provide information regarding the material terms of the transactions described herein and are not intended to modify or supplement any factual disclosures about the Company in its public reports filed with the SEC. The assertions embodied in the representations and warranties included in the Merger Agreement were made solely for purposes of such agreement among the parties thereto and are subject to important qualifications and limitations agreed to by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company’s SEC filings or may have been used for purposes of allocating risk among the contracting parties rather than establishing matters as facts. Stockholders should not rely on the representations and warranties or any description of them as characterizations of the actual state of facts of the parties to the Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, and this subsequent information may or may not be fully reflected in public disclosures by the Company or Innoviva.
Tender and Support Agreements
In connection with entering into the Merger Agreement, Innoviva and Merger Sub entered into Tender and Support Agreements (as they may be amended from time to time, the “Support Agreements”), dated as of May 23, 2022, with TPG GP A, LLC (an affiliate of Heather Preston, M.D., one of the Company’s directors) and with four of the Company’s directors, David Meek, Heather Berger, Ph.D., Howard Mayer, M.D. and David Hastings(each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), who together own approximately 2.32% of the outstanding Shares as of June 3, 2022. Pursuant to and subject to the terms and conditions of the Support Agreements, each Supporting Stockholder has agreed to (i) tender their Shares in the Offer and (ii) support the Merger. The Supporting Stockholders’ obligations under the Support Agreements terminate in the event that the Merger Agreement is terminated in accordance with its terms.

This summary of the Support Agreements is qualified in its entirety by reference to the TPG GP A, LLC Support Agreement and the Form of Support Agreement for the Company’s directors and officers, copies of which are filed as Exhibits (e)(2) and (e)(3), respectively, to this Schedule 14D-9 and are incorporated herein by reference.
Prior Investments
The First Private Placement
On April 12, 2020, the Company entered into a securities purchase agreement with Innoviva, pursuant to which the Company agreed to issue and sell to Innoviva, in a private placement (the “Initial Private Placement”), up to 14,000,000 newly issued Shares, and warrants to purchase up to 14,000,000 Shares, with a purchase price of $2.50 per Share. The Initial Private Placement occurred in two tranches. The closing of the first tranche occurred on April 22, 2020, at which time Innoviva purchased 1,322,510 Shares and warrants to purchase 1,322,510 Shares for an aggregate gross purchase price of approximately $3.3 million. The closing of the second tranche was subject to satisfaction of certain closing conditions, including the Company's stockholders voting in favor of the issuance of the remaining 12,677,490 Shares and warrants to purchase an additional 12,677,490 Shares in order to satisfy Nasdaq requirements relating to the private placement of securities representing 20% or more of the Company’s outstanding common stock. The Company’s stockholders approved the transaction at a special meeting of stockholders held on June 10, 2020, and on June 11, 2020 the Company completed the closing of the second tranche of the Initial Private Placement for an aggregate gross purchase price of approximately $31.7 million. As a result of the closing of the second tranche of the Initial Private Placement, Innoviva owned approximately 51.3% of the outstanding Shares (without exercise of the warrants). If Innoviva exercised the warrants in their entirety at that time, it would have owned approximately 67.8% of Entasis’ then-outstanding Shares.
At the closing of the first tranche, Innoviva and the Company entered into (i) an investor rights agreement, described below under “—Investor Rights Agreement” and (ii) a registration rights agreement, described below under “—Registration Rights Agreement.”
This summary is qualified in its entirety by reference to the April 12, 2020 Securities Purchase Agreement and the Form of Warrant Certificate, copies of which are filed as Exhibits (e)(5) and (e)(13), respectively, to this Schedule 14D-9 and are incorporated herein by reference.
The Second Private Placement
On August 27, 2020, the Company entered into a securities purchase agreement with certain investors, including Innoviva, pursuant to which the Company agreed to issue and sell to the applicable investors, in a private placement (the “Second Private Placement”), an aggregate of 8,183,878 Shares, warrants to purchase up to 9,345,794 Shares, with a purchase price per Share of $2.675, with each Share and warrant being issued and sold as a unit, for a per unit price of $2.675, and pre-funded warrants to purchase an aggregate of 1,161,916 Shares, with a purchase price of $0.001 per Share, for aggregate gross proceeds of approximately $25 million. The closing of the Second Private Placement occurred on September 1, 2020 and resulted in the issuance to Innoviva of 4,672,897 Shares and warrants to purchase 4,672,897 Shares. As a result of the Second Private Placement, Innoviva owned approximately 52.6% of the outstanding Shares (without exercise of the warrants). If Innoviva exercised all of the warrants it held following the Second Private Placement, it would have owned approximately 69.0% of Entasis’ then-outstanding Shares.
At the closing of the Second Private Placement, Innoviva and the Company entered into a registration rights agreement, described below under “—Registration Rights Agreement.”
This summary is qualified in its entirety by reference to the August 27, 2020 Securities Purchase Agreement, the Form of Common Stock Purchase Warrant and the Form of Pre-Funded Common Stock Purchase Warrant, copies of which are filed as Exhibits (e)(6), (e)(14) and (e)(15), respectively, to this Schedule 14D-9 and are incorporated herein by reference.
The Third Private Placement
On May 3, 2021, the Company entered into a securities purchase agreement with Innoviva, pursuant to which the Company agreed to issue and sell to Innoviva Strategic Opportunities LLC (“Innoviva Strategic Opportunities”), a wholly owned subsidiary of Innoviva, in a private placement (the “Third Private

Placement”), up to 10,000,000 Shares and warrants to purchase up to 10,000,000 Shares, with a purchase price per Share of $2.00. The Third Private Placement occurred in two tranches. The closing of the first tranche occurred on May 3, 2021, at which time Innoviva purchased 3,731,025 Shares and warrants to purchase 3,731,025 Shares for an aggregate purchase price of approximately $7.5 million. The closing of the second tranche was subject to satisfaction of certain closing conditions, including the Company’s stockholders voting in favor of the issuance of the remaining 6,268,975 Shares and warrants to purchase an additional 6,268,975 Shares in order to satisfy Nasdaq requirements relating to the private placement of securities representing 20% or more of the Company’s outstanding common stock. The Company’s stockholders approved the transaction at a special meeting held on June 10, 2021, and on June 11, 2021, the Company completed the closing of the second tranche of the Third Private Placement for an aggregate gross purchase price of approximately $12.5 million. As a result of the closing of the second tranche of the Third Private Placement, Innoviva and its affiliates owned approximately 60.6% of the outstanding Shares (without exercise of the warrants). If Innoviva exercised all of the warrants that it held following the Third Private Placement, it would have owned approximately 75.5% of Entasis’ then-outstanding Shares.
At the closing of the second tranche, Innoviva and the Company entered into a registration rights agreement, described below under “—Registration Rights Agreement.”
This summary is qualified in its entirety by reference to the May 3, 2021 Securities Purchase Agreement and the Form of Common Stock Purchase Warrant, copies of which are filed as Exhibits (e)(7) and (e)(16), respectively, to this Schedule 14D-9 and are incorporated herein by reference.
The Bridge Financing
On February 17, 2022, the Company entered into a fourth Securities Purchase Agreement with Innoviva Strategic Opportunities, pursuant to which the Company agreed to issue and sell to Innoviva Strategic Opportunities, in a private placement which closed on February 18, 2022, a convertible promissory note having a principal amount of $15.0 million (the “Convertible Note”). The Convertible Note is convertible at maturity at the election of the Company or Innoviva Strategic Opportunities into Shares at a conversion price of $1.48 per Share and Company Warrants to purchase an equal number of Shares with an exercise price of $1.48 per Share. As of March 31, 2022, the Convertible Note was convertible into 10,141,852 Shares and 10,141,852 Company Warrants. The Convertible Note will also be convertible at the option of Innoviva Strategic Opportunities if the Company engages in certain capital markets transactions, asset sales or royalty transactions. If the Company is acquired prior to the maturity date of the Convertible Note, the Convertible Note will be payable in cash at the time of such acquisition. The Convertible Note will mature on August 18, 2022 (the “Maturity Date”) and bears interest at a rate of 0.59% per annum. From and including the Maturity Date, if not converted, the Convertible Note will bear interest at a rate of 10.00% per annum through, but excluding, the date of repayment or conversion of the Convertible Note.
The Convertible Note and the Company Warrants issuable upon conversion thereof have provisions that preclude conversion or exercise, respectively, if such conversion or exercise would result in the issuance of more than 19.99% of the Company’s then-outstanding Shares in the aggregate prior to obtaining stockholder approval. As a result of the closings of the four private placements, Innoviva and its affiliates own approximately 59.9% of the outstanding Shares as of March 31, 2022 without the exercise of the warrants, and approximately 75.15% on a fully diluted basis assuming that Innoviva has exercised its warrants in full.
The February 17, 2022 Securities Purchase Agreement also extended the terms of warrants beneficially owned by Innoviva that were issued on each of April 22, 2020, June 11, 2020, September 1, 2020, May 3, 2021 and June 11, 2021 (as described below) by two years to, respectively, April 22, 2027, June 11, 2027, September 1, 2027, May 3, 2028 and June 11, 2028.
On February 18, 2022, Innoviva and the Company entered into a registration rights agreement, described below under “—Registration Rights Agreement.”
This summary is qualified in its entirety by reference to the February 17, 2022 Securities Purchase Agreement, the Convertible Note and the Form of Common Stock Purchase Warrant, copies of which are filed as Exhibits (e)(8), (e)(17) and (e)(18), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Registration Rights Agreements
In connection with each of these private placements, on each of April 22, 2020, September 1, 2020, May 3, 2021 and February 18, 2022, the Company and Innoviva or Innoviva Strategic Opportunities, as applicable, entered into registration rights agreements (collectively, the “Registration Rights Agreements”), pursuant to which, among other things, the Company is obligated to prepare and file with the SEC a registration statement with respect to the resale of the Shares and Warrants issued or issuable under the applicable securities purchase agreement.
This summary is qualified in its entirety by reference to the Registration Rights Agreements, copies of which are filed as Exhibits (e)(9), (e)(10), (e)(11) and (e)(12), respectively, to this Schedule 14D-9 and are incorporated herein by reference.
Investor Rights Agreement
In connection with the Initial Private Placement, the Company and Innoviva entered into an Investor Rights Agreement (the “Investor Rights Agreement”) on April 22, 2020 providing, among other things, that for so long as Innoviva and its affiliates hold at least 15% of the outstanding Shares on a fully-diluted basis, Innoviva will have the right to designate two directors to the Entasis Board, and for so long as Innoviva and its affiliates hold at least 8% of the outstanding Shares on a fully-diluted basis, Innoviva will have the right to designate one director to the Entasis Board, subject to certain qualifications and conditions set forth in the Investor Rights Agreement. The Investor Rights Agreement also provides for pro rata participation rights for Innoviva in certain offerings of securities by the Company.
In connection with entry into the Merger Agreement, the Company and Innoviva entered into Amendment No. 1 to the Investor Rights Agreement (the “IRA Amendment”). The IRA Amendment adjusts and clarifies the circumstances in which Innoviva would have preemptive rights to acquire Company securities and narrows the exception under which the Company may issue securities on an expedited basis without first giving Innoviva the opportunity to participate in the transaction. The IRA Amendment also grants Innoviva certain rights to negotiate a sale or material licensing transaction related to SUL-DUR in the United States, the European Economic Area or the United Kingdom before the Company can enter into such an agreement with respect to such a transaction with a third party.
This summary is qualified in its entirety by reference to the Investor Rights Agreement and the IRA Amendment, copies of which are filed as Exhibits (e)(19) and (e)(20), respectively, to this Schedule 14D-9 and are incorporated herein by reference.
Beneficial Ownership of Common Stock
According to the Schedule TO, except as described in the Offer to Purchase, neither Merger Sub nor Innoviva, nor to the knowledge of Merger Sub and Innoviva, any of the persons listed in Schedule A to the Offer to Purchase, or any associate or majority-owned subsidiary of Merger Sub or Innoviva, beneficially owns any equity security of the Company, and neither Merger Sub nor Innoviva, nor to the knowledge of Merger Sub and Innoviva, any of the other persons or entities referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days. See also “—Prior Investments” above.
Arrangements with the Company’s Directors and Executive Officers.
In considering the recommendation of the Company’s Board of Directors (the “Entasis Board”) set forth in “—Recommendation of the Special Transactions Committee and the Entasis Board” in Item 4, you should be aware that aside from their interests as stockholders, the directors and executive officers of the Company may be considered to have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of other stockholders generally. The Special Transactions Committee of the Entasis Board (the “Special Transactions Committee”) and the Entasis Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions, and, in the case of the Entasis Board, in recommending (based on the recommendation of the Special Transactions Committee) that the Company’s stockholders accept the Offer and tender their Shares in the Offer. The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions.

As of the date hereof the Company’s executive officers are as follows:
Name	Position(s)
Manoussos Perros, Ph.D.	President, Chief Executive Officer and Director
David Altarac, M.D.	Chief Medical Officer
John Mueller, Ph.D.	Chief Development Officer
Ruben Tommasi, Ph.D.	Chief Scientific Officer
Matthew Ronsheim	Chief Pharmaceutical Sciences and Manufacturing Officer
Anna Diaz Triola	Chief Commercial Officer
Kristie Wagner	Vice President, Principal Financial and Accounting Officer
Elizabeth Keiley	General Counsel
Effect of the Offer and the Merger on Outstanding Shares
If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of June 3, 2022, the executive officers and directors of the Company owned, in the aggregate, 253,476 Shares (which excludes Shares issuable upon the exercise of Company Options and Shares issuable upon the vesting of Company RSUs, both of which are discussed in the section entitled “—Effect of the Offer and the Merger on Company Equity Awards”). If the directors and executive officers were to tender all of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors and officers would receive an aggregate of $557,645 in cash.
The following table sets forth (i) the number of Shares beneficially owned as of June 3, 2022, by each of the Company’s executive officers and directors (which, for clarity, excludes Shares issuable upon (1) the exercise of Company Options and (2) the vesting of Company RSUs, which are discussed in the section entitled “—Effect of the Offer and the Merger on Company Equity Awards”) and (ii) the aggregate cash consideration that would be payable for such Shares, based on the Offer Price of $2.20 per Share.
	Number of Shares (#)	Cash Value of Shares ($)
Executive Officers:
Manoussos Perros, Ph.D.	56,072	123,358
David Altarac, M.D.	17,572	38,658
John Mueller, Ph.D.	17,092	37,602
Ruben Tommasi, Ph.D.	39,596	87,111
Matthew Ronsheim	17,572	38,658
Anna Diaz Triola	—	—
Kristie Wagner	—	—
Elizabeth Keiley	17,572	38,658
Non-Employee Directors:
David Meek	22,000	48,400
Heather Preston, M.D.	—	—
Heather Berger, Ph.D. (formerly Heather Behanna)	22,000	48,400
Howard Mayer, M.D.	22,000	48,400
David Hastings	22,000	48,400
All directors and executive officers as a group (13 persons)(1)	253,476	557,645
(1)	Shares held by all directors and executive officers represented approximately 0.53% of the Company’s outstanding Shares as of June 3, 2022.
Effect of the Offer and the Merger on Company Equity Awards
Company Options
Pursuant to the Merger Agreement, each Company Option, whether or not vested, that is outstanding immediately prior to the Effective Time and that has a per share exercise price less than the Offer Price will terminate and be cancelled immediately prior to the Effective Time and be converted into the right to receive a lump sum cash payment equal in amount to (a) the number of Shares underlying such Company Option as of immediately prior to the Effective Time, multiplied by (b) an amount equal to (x) the Offer Price, minus (y) the applicable per share exercise price of such Company Option, net of any taxes required to be withheld. Each Company Option with a per Share exercise price equal to or greater than the Offer Price that is outstanding immediately prior to the Effective Time will be cancelled immediately prior to the Effective Time, with no consideration payable.
Company RSUs
Pursuant to the Merger Agreement, each unvested Company RSU that is outstanding immediately prior to the Effective Time will, automatically and without any action on the part of the holder thereof, terminate and be cancelled as of immediately prior to the Effective Time and be converted into the right to receive a number of restricted stock units in respect of shares of Innoviva common stock, par value $0.01 per share (“Innoviva Common Stock”) that will be issued under Innoviva’s 2012 Equity Incentive Plan (or a successor Innoviva equity incentive plan) (each, a “Replacement RSU Award”). The Replacement RSU Awards will generally have the same terms and conditions as were applicable to the corresponding Company RSUs immediately prior to the Effective Time, except that (i) Innoviva may make changes that do not adversely impact the rights of the holder thereof if Innoviva determines in good faith that such changes are necessary for the administration of such awards, (ii) all of the Replacement RSU Awards will provide for full vesting upon a termination of the holder’s employment by Innoviva or any of its affiliates without “Cause” or a resignation by the holder for “Good Reason” (as each such term is defined in the corresponding Company RSU Award agreement or in the 2018 Plan, as applicable), in either case that occurs on or prior to January 31, 2024, and (iii) any Replacement RSU Awards granted in respect of Company RSU Awards granted on either January 15, 2022 or February 24, 2022 (the “2022 Replacement RSU Awards”) will (subject to continued employment through the vesting date or accelerated vesting as contemplated in clause (ii) above) vest 25% on the first anniversary of the original grant date of the corresponding Company RSU Award, 50% on the earlier of (A) FDA approval of the new drug application for SUL-DUR, and (B) the one-year anniversary of the closing date of the Merger (the “Closing Date”), and 25% on the two-year anniversary of the original grant date of the corresponding Company RSU Award. The number of shares underlying the Replacement RSU Awards will equal (x) the number of Shares subject to RSUs immediately prior to the Effective Time, multiplied by (y) the Offer Price, divided by (z) the per share volume-weighted average price of Innoviva Common Stock for the 10 business days prior to the Closing Date (the “Innoviva Stock VWAP”). Following the Effective Time, no Company RSU Award that was outstanding immediately prior to the Effective Time will remain outstanding and each former holder of any such Company RSU Award will cease to have any rights with respect thereto, except the right to receive a Replacement RSU Award.
All Company Options and Company RSUs held by the Company’s executive officers and non-employee directors as of the Effective Time will be treated as described in the Merger Agreement. The following table sets forth (i) the estimated cash amounts that the Company’s executive officers and non-employee directors are eligible to receive (before deduction of applicable tax withholding) in connection with the Merger in respect of their respective outstanding Company Options, (ii) the estimated value of their Replacement RSUs immediately following the Merger, and (iii) the number of Shares underlying the Company Options and the Company RSUs, in each case as of June 3, 2022 on which date, solely for purposes of the table below, we have assumed that the Effective Time will occur. Pursuant to the terms of the Merger Agreement, any Company Options for which the exercise price is greater than or equal to the Offer Price will be cancelled immediately prior to the Effective Time without payment of any consideration. The table below displays the aggregate shares underlying vested and unvested options for each such individual and their respective weighted average exercise prices. As of June 3, 2022, all Company Options held by the Company’s executive officers and non-employee directors had a per share exercise price greater than the Offer Price, and as such none of these individuals are expected to receive payment of any consideration in respect of their Company Options.

	Shares Underlying Vested Company Options (#)	Weighted Average Exercise Price ($)	Aggregate Vested Company Option Payment ($)(1)	Shares Underlying Unvested Company Options (#)	Weighted Average Exercise Price ($)	Aggregate Unvested Company Option Payment ($)(1)	Company RSUs (#)	Aggregate Company RSUs Payment ($)(2)	Total Equity Award Consideration ($)
Executive Officers:
Manoussos Perros, Ph.D.	340,587	3.71	—	383,151	2.81	—	478,500	1,052,700	1,052,700
David Altarac, M.D.	30,208	4.94	—	112,099	2.88	—	150,000	330,000	330,000
John Mueller, Ph.D.	73,553	4.02	—	95,490	2.96	—	150,000	330,000	330,000
Ruben Tommasi, Ph.D.	61,531	4.07	—	118,492	2.86	—	150,000	330,000	330,000
Matthew Ronsheim	31,563	4.23	—	56,770	3.02	—	150,000	330,000	330,000
Anna Diaz Triola	—	—	—	100,000	2.49	—	125,000	275,000	275,000
Kristie Wagner	—	—	—	73,400	2.40	—	80,500	177,100	177,100
Elizabeth Keiley	30,208	4.94	—	40,625	3.66	—	150,000	330,000	330,000
Non-Employee Directors:
David Meek	11,000	2.98	—	17,307	2.44	—	27,500	60,500	160,500
Heather Preston, M.D.	—	—	—	—	—	—	—	—	—
Heather Berger, Ph.D. (formerly Heather Behanna)	11,000	2.98	—	17,307	2.44	—	27,500	60,500	60,500
Howard Mayer, M.D.	11,000	2.98	—	12,500	2.44	—	27,500	60,500	60,500
David Hastings	11,000	2.98	—	26,583	2.44	—	27,500	60,500	60,500
(1)
The estimated value of the Company Options equals the aggregate number of Shares underlying the Company Options multiplied by the amount, if any, by which the Offer Price exceeds the per share exercise price of the Company Options. As of June 3, 2022, all Company Options held by the Company’s executive officers and non-employee directors had a per share exercise price greater than the Offer Price and, accordingly, pursuant to the Merger Agreement will be cancelled as of immediately prior to the Effective Time, with no consideration payable.

(2)	The estimated value of Company RSUs equals the aggregate number of Shares underlying the Company RSUs multiplied by the Offer Price.
Treatment of Warrants
At the Effective Time, and in accordance with the terms of that certain Common Stock Purchase Warrant, by and between the Company and Armistice Capital Master Fund Ltd., dated September 1, 2020 and for each warrant that is issued and outstanding immediately prior to the Effective Time, Innoviva shall issue a replacement warrant (each, a “Replacement Warrant”) to each holder thereof providing that such Replacement Warrant shall (i) be exercisable for a number shares of Innoviva Common Stock, without interest, equal to: (a) the aggregate number of Shares in respect of such warrant; multiplied by (b) the Merger Consideration; divided by (c) the Innoviva Stock VWAP and (ii) have a per share exercise price equal to (A) the current per share exercise price of such warrant; multiplied by (B) the Innoviva Stock VWAP; divided by (C) the Merger Consideration. From and after the closing, Innoviva shall cause the Surviving Corporation to comply with all of the terms and conditions set forth in each Replacement Warrant, including the obligation to make the payments contemplated thereby upon exercise thereof.
Executive Officer Employment Agreement Severance Benefits
Under the employment agreements with each executive officer (the “Employment Agreements”), if the Company terminates the employment of the executive officer for any reason other than for “Cause” (as defined below), or if such executive officer resigns his or her position with the Company for “Good Reason” (as defined below) (each, a “Qualifying Termination”), and such Qualifying Termination occurs on or within 18 months after a “Change in Control” (as defined in the 2018 Plan), the executive officer would be eligible to receive the following severance benefits:
•	a lump-sum payment equal to 12 (or in the case of Dr. Perros, 18) months of the executive officer’s then-current base salary;
•	a lump-sum payment equal to one (or in the case of Dr. Perros, one and one half) times the executive officer’s target bonus for the year in which the executive’s employment terminates;

•
provided the executive officer is eligible for and timely elects to continue receiving group health insurance coverage, the Company will continue to pay premiums necessary to continue the executive officer and executive officer’s covered dependents’ health insurance coverage in effect on the termination date until the earliest of:

○	12 (or in the case of Dr. Perros, 18) months following the termination date;
○	the date on which the executive becomes eligible for health insurance coverage in connection with new employment or self-employment; or
○	the date the executive ceases to be eligible for continuation coverage for any reason, including plan termination; and
•
acceleration of vesting of the entire unvested portion of the outstanding stock options and other stock awards in respect of the Company’s common stock held by the executive officer as of immediately prior to the date of such Qualifying Termination to the extent such awards are subject to time-based vesting requirements.

Payment of the above-described severance benefits is conditioned on the executive officer’s delivery and non-revocation of a release of claims agreement, which will include a release of claims in the Company’s favor. In addition, Dr. Perros and Dr. Tommasi will be required to enter into a non-competition agreement that becomes effective as of the closing of the Merger which, effective for the period beginning on the closing of the Merger and ending 18 months thereafter, will subject Dr. Perros and Dr. Tommasi to a covenant not to compete with the Company and its affiliates for 12 months and 3 months, respectively, following the executive officer’s termination date. Dr. Perros and Dr. Tommasi are required to comply with the non-competition agreement in order to receive the severance benefits described above.
The Employment Agreements also include a Section 280G “best net” provision, which provides that, if any amount received by the executive officer pursuant to the agreement or otherwise that would be subject to the excise tax imposed by Section 4999 of the U.S. Internal Revenue Code, the executive officer would receive the full amount of the payments and benefits or an amount reduced so that no portion would be subject to the excise tax, whichever would result in the largest payment to the executive officer on an after-tax basis.
For the purposes of the Employment Agreements:
•
“Cause” generally means (i) a material breach of the employment agreement or any other written agreement between the executive officer and the Company; (ii) gross negligence or gross misconduct in the performance of the executive officer’s duties; (iii) the commission of any act or omission constituting dishonesty or fraud that is injurious to us or any affiliate thereof; (iv) any conduct which constitutes a felony under applicable law; (v) conduct by the executive officer which demonstrates gross unfitness to serve; (vi) failure to attempt in good faith to implement a clear, reasonable and legal directive of the Entasis Board (or CEO in case of Dr. Altarac or Dr. Tommasi) or any committee thereof; or (vii) breach of a fiduciary duty.

•
“Good Reason” generally means the occurrence, without the executive officer’s consent, of any of the following events: (i) any material diminution of the executive officer’s authority, duties or responsibilities; (ii) a material (greater than 10%) reduction by the Company of the executive officer’s base salary except in the case of across-the-board salary reductions based on the Company’s financial performance similarly affecting all or substantially all of the Company’s similarly-situated employees; (iii) a relocation of the executive officer’s place of employment to a location in excess of 50 miles from the Company’s current principal place of employment; or (iv) any material breach of the employment agreement by the Company; provided, however, that it will only be deemed Good Reason if (1) we have not previously notified the executive officer of our intention to terminate the executive’s employment; (2) we have been given written notice from the executive officer within 90 days following the first occurrence of a condition that the executive officer considers to constitute Good Reason (with such notice including a description of the condition); (3) we fail to remedy such condition within 30 days following such written notice; and (4) the executive officer resigns from employment with us effective not later than 30 days after the end of our cure period. Notwithstanding the foregoing, any actions taken by us to accommodate a disability of the executive officer or pursuant to the Family and Medical Leave Act or an applicable state leave law will not be a Good Reason for purposes of the employment agreement.

The Employment Agreements provide for the term “Change in Control” to have the same definition as in the Company’s 2018 Plan. The closing of the Merger will constitute a “Change in Control” for this purpose.
For an estimate of the amounts that would be payable to each of the Company’s named executive officers pursuant to the Employment Agreements in connection with a Qualifying Termination within the 18 month period after the Effective Time, please see the section entitled “—Golden Parachute Compensation” below. Assuming a Qualifying Termination of employment occurs on July 7, 2022, the estimated cash severance (comprising the executive officer’s base salary, continued payment of the employer portion of medical benefits and an amount equal to his or her target bonus) payable to the other executive officers under their employment agreements would have been as follows: Dr. Mueller, $552,624; Mr. Ronsheim, $492,052; Ms. Triola, $505,003; Ms. Wagner, $426,519; and Ms. Keiley, $569,750. These are estimates only, and do not mean that any of the executive officers’ employment will be terminated.
For more details on the Employment Agreements, see pages 14 through 17 of the Company’s Amendment No. 1 to its Annual Report on Form 10-K, filed with the SEC on May 2, 2022, which is filed as Exhibit (e)(4) of this Schedule 14D-9 and incorporated herein by reference, and qualifies this description in its entirety.
Retention Bonus Awards
Each of the Company’s executive officers and non-employee directors (other than Dr. Preston) is entitled to a cash bonus award (a “Retention Bonus Award”) in the event of a Change in Control, as defined in the 2018 Plan, payable in equal installments on each of the six-month and twelve-month anniversary of the Change in Control, subject to such individual’s continuous service with the Company through the applicable payment date. In the event of a termination without Cause or resignation for Good Reason, each as defined in the 2018 Plan, prior to the twelve-month anniversary of a Change in Control, any unpaid amount of the Retention Bonus Award would become due and payable to such individual. For an estimate of the Retention Bonus Award amounts that would be payable to the Company’s named executive officers in connection with the Merger, please see the section entitled “—Golden Parachute Compensation” below. The retention bonus amounts for other executive officers and non-employee directors are as follows: Dr. Mueller, $384,000; Mr. Ronsheim, $384,000; Ms. Triola, $192,000; Ms. Wagner, $192,000; and Ms. Keiley, $192,000. The retention bonus amount for each non-employee director (other than Dr. Preston) is $96,000.
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation for each of our named executive officers that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.
The table below assumes that (i) the Effective Time occurs on July 7, 2022; (ii) the consummation of the Merger constitutes a “change in control” or other relevant term for purposes of the applicable plan or agreement; (iii) a Qualifying Termination (as defined above in the section entitled “—Executive Officer Employment Agreement Severance Benefits”) of each named executive officer’s employment immediately following the Effective Time, entitling the named executive officer to receive severance payments and benefits under his respective Employment Agreement; (iv) a price per Share of $2.20; and (v) the named executive officer’s base salary rate and target bonus remain unchanged from that in effect as of June 3, 2022.

The amounts shown in the table do not include the payments or benefits that would have been earned on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger.
Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Manoussos Perros, Ph.D.	2,823,095	1,052,700	16,060	3,891,855
David Altarac, M.D.	1,017,234	330,000	24,862	1,372,096
Ruben Tommasi, Ph.D.	1,325,279	330,000	35,378	1,690,657
(1)
The amounts for each named executive officer represent (i) the aggregate dollar value of cash severance payments as described in the section entitled “—Executive Officer Employment Agreement Severance Benefits” above, including (x) a lump sum payment by the Surviving Corporation equal to 12 (or in the case of Dr. Perros, 18) months of the named executive officer’s then-current base salary (base salaries are currently $572,042 for Dr. Perros, $469,062 for Dr. Altarac and $412,799 for Dr. Tommasi), and (y) a lump-sum payment by the Surviving Corporation equal to one (or in the case of Dr. Perros, one and one half) times the named executive officer’s target bonus for the year in which his employment terminates (target bonus amounts are currently $286,021 for Dr. Perros, $164,171 for Dr. Altarac and $144,479 for Dr. Tommasi), and (ii) the full value of the Retention Bonus Award that the named executive officer would be entitled to receive from the Surviving Corporation ($1,536,000 for Dr. Perros, $384,000 for Dr. Altarac and $768,000 for Dr. Tommasi). Receipt of the severance payments described in clause (i) above is subject to the named executive officer’s execution of a general release of claims in favor of the Company and its affiliates. As described in the section entitled “—Executive Officer Employment Agreement Severance Benefits” above, to receive these payments, the named executive officer must experience a Qualifying Termination within 18 months of a Change in Control to receive the payments described in clauses (x) and (y) above. The Company does not maintain any “single-trigger” compensation arrangements that would result in payments to its named executive officers solely due to a Change in Control. Dr. Perros and Dr. Tommasi are required to comply with the non-competition agreement described in order to receive the severance benefits described in the section entitled “—Executive Officer Employment Agreement Severance Benefits” above.

(2)
Amounts represent the value of unvested Company RSUs, calculated based on the Offer Price, held by each named executive officer that would be accelerated, as described in the section entitled “—Executive Officer Employment Agreement Severance Benefits.” The value shown is based on the Offer Price of $2.20 per Share, multiplied by the number of unvested Company RSUs held by each named executive officer. As of June 3, 2022, Dr. Perros held 478,500 unvested Company RSUs and Dr. Altarac and Dr. Tommasi each held 150,000 unvested Company RSUs. All outstanding Company Options held by each named executive officer have an exercise price in excess of the Offer Price and, as a result, are expected to be cancelled immediately prior to the Effective Time, with no consideration payable. As of June 3, 2022, Dr. Perros held 340,587 vested Company Options with a weighted-average exercise price of $3.71 and 383,151 unvested Company Options with a weighted-average exercise price of $2.81; Dr. Altarac held 30,208 vested Company Options with a weighted-average exercise price of $4.94 and 112,099 unvested Company Options with a weighted-average exercise price of $2.88 and Dr. Tommasi held 61,531 vested Company Options with a weighted-average exercise price of $4.07 and 118,492 unvested Company Options with a weighted-average exercise price of $2.86.

(3)
Amounts represent the estimated cost to continue the executive officer’s and the executive officer’s covered dependents’ health insurance coverage in effect on the termination date, as described in the section entitled “—Executive Officer Employment Agreement Severance Benefits” for 12 months (18 months for Dr. Perros) ($16,060 for Dr. Perros, $24,862 for Dr. Altarac and $35,378 for Dr. Tommasi)

Other Arrangements
Dr. Perros is entitled to the reimbursement of reasonable legal fees and associated costs of up to $50,000 that are incurred (i) in connection with the negotiation of the Transactions and (ii) for a period of no more than six months after the Effective Time, the negotiation of an amendment to his current employment agreement with the Company or a new agreement with the Company, Innoviva or one of their respective affiliates.
Other than as described herein, as of June 3, 2022, none of the Company’s executive officers or non-employee directors has entered into any agreement, arrangement or understanding with Innoviva or any of its executive officers, directors or affiliates regarding employment with Innoviva or any of its affiliates. However, their existing employment agreements will remain in place after the Merger. Although no such agreement, arrangement or understanding exists as of June 3, 2022, certain of the Company’s executive officers or non-employee directors may, prior to the completion of the Merger, enter into new arrangements with Innoviva or its affiliates regarding employment with Innoviva or certain of its affiliates.
Employee Stock Purchase Plan
From and after the date of the Merger Agreement, the Company will not permit any offering, purchase rights, or any other opportunity to accumulate participant contributions under the ESPP. The Company will take all necessary or required actions under the ESPP and applicable laws to ensure that the ESPP terminates in its entirety as of, and subject to, the Effective Time and that no further rights are granted or exercised under the ESPP thereafter. No executive officers of the Company participate in the ESPP.

Employee Benefits Following the Merger
The Merger Agreement provides that Innoviva will or will cause the Surviving Corporation to honor certain compensation and benefit arrangements, in accordance with their terms, which arrangements include the executive officers’ Employment Agreements and Retention Bonus Awards. For a period of one year commencing on the Effective Time (the “Continuation Period”), or, if shorter, during the period of continued employment of the relevant employee, Innoviva will, or will cause its affiliates to, provide to each employee of the Company or any of its subsidiaries who continues employment with Innoviva, the Company or any of their respective subsidiaries following the Effective Time (each, a “Continuing Employee”), for a period of one year immediately following the Closing Date (or such earlier date as such Continuing Employee’s employment terminates for any reason), (i) an annual base salary or wage rate, as applicable, that is no less than the annual base salary or wage rate provided to such Continuing Employee immediately prior to Innoviva’s acceptance and payment for the Shares tendered in the Offer on or after the expiration date (the “Offer Closing”), (ii) a target annual cash incentive compensation opportunity and cash severance benefits (including the cost to continue the executive officer’s and the executive officer’s covered dependents’ health insurance coverage in effect on the termination date) that are no less favorable than those that such Continuing Employee was eligible for immediately prior to the Offer Closing, and (iii) employee benefits (excluding equity-based compensation, non-qualified deferred compensation, long-term incentive compensation, severance, retention, change in control or similar benefits, retiree welfare benefits and defined benefit pension benefits) that are comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Offer Closing.
With respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, or other benefit plan or arrangement maintained by Innoviva or its Affiliates (including the Company) in which any Continuing Employee is eligible to participate on or after the Closing Date (“Innoviva Plan”), for purposes of determining eligibility to participate in and vesting with respect to such plan, as of the Closing Date, Innoviva will use its reasonable best efforts to, or will use its reasonable best efforts to cause its affiliates to, cause each Continuing Employee’s service with the Company or its affiliates (but not service with any predecessor employer) prior to the Closing Date to be treated as service with Innoviva and its affiliates (including the Company) as of the Closing Date; provided that such recognition of service shall not operate to duplicate any benefits of a Continuing Employee with respect to the same period of service or to the extent that such service is not recognized under such Innoviva Plan for other employees of the Innoviva; provided, further, that such service will not be recognized for purposes of benefit accruals under any defined benefit pension plan, nonqualified deferred compensation plan, or retiree health or welfare plan or arrangement or vesting of any cash, equity or equity-based compensation plan, program or arrangement.
With respect to any health and welfare plan maintained by Innoviva or its Affiliates (including the Company) in which any Continuing Employee is eligible to participate on or after the Closing Date, Innoviva will use its reasonable best efforts to, or shall use its reasonable best efforts to cause its affiliates to, (i) waive, or cause to be waived, preexisting conditions, limitations, exclusions, actively-at-work requirements and waiting periods with respect to participation by and coverage of each Continuing Employee (and their eligible dependents), and (ii) recognize, or cause to be recognized, the dollar amount of all copayments, deductibles and similar expenses incurred by each Continuing Employee (and their eligible dependents) during the plan year in which the Closing Date occurs for purposes of satisfying such plan year’s deductible and co-payment limitations under the relevant welfare benefit plans in which each Continuing Employee (and their eligible dependents) will be eligible to participate on and after the Closing Date.
Future Arrangements
It is possible that Entasis employees, including the executive officers, will enter into new compensation arrangements with Innoviva or its subsidiaries (other than Entasis and its subsidiaries). Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Innoviva or retention awards. As of the date of this Schedule 14D-9, no such compensation arrangements have been established. Any such arrangements with Entasis’ employees are currently expected to be entered into after the completion of the Offer and the Merger, if at all.
Indemnification and Insurance
Under the Merger Agreement, the Company’s directors and officers are entitled to continued indemnification, advancement of expenses and director and officer insurance coverage.

From and after the Effective Time, Innoviva will cause the Surviving Corporation to indemnify and hold harmless, and provide advancement of expenses to, the present and former officers and directors (each, an “Indemnified Party”) of the Company and each the Company’s subsidiaries (the “Acquired Companies”) in respect of acts or omissions in their capacity as an officer or director of any of the Acquired Companies or any of their respective predecessors or as an officer, director, fiduciary or agent of another enterprise if the Indemnified Party was serving in such capacity at the request of any of the Acquired Companies or any of their respective predecessors, in any case occurring at or prior to the Effective Time, to the fullest extent permitted by the DGCL or any other applicable law or provided under the Company’s certificate of incorporation and bylaws or under certain other indemnification agreements with certain of the Company’s directors as agreed to by the Company and Innoviva, a form of which is filed as Exhibit (e)(21) of this Schedule 14D-9 and incorporated herein by reference. In the event of any threatened or pending legal proceeding to which an Indemnified Party is, has been or becomes a party or with respect to which an Indemnified Party is, has been or becomes otherwise involved (including as a witness), arising in whole or in part out of, or pertaining in whole or in part to, the fact that the Indemnified Party is or was an officer or director of any of the Acquired Companies or any of their respective predecessors or is or was serving at the request of any of the Acquired Companies or any of their respective predecessors as an officer, director, fiduciary or agent of another enterprise (including any legal proceeding arising out of or pertaining to matters occurring or existing or alleged to have occurred or existed, or acts or omissions occurring or alleged to have occurred, at or prior to the Effective Time, or arising out of or pertaining to the Merger Agreement and the transactions and actions contemplated thereby), Innoviva will cause the Surviving Corporation (i) to advance reasonable and documented fees, costs and expenses (including reasonable and documented attorney’s fees and disbursements) incurred by each Indemnified Party in connection with and prior to the final disposition of such legal proceedings, such fees, costs and expenses to be advanced within ten business days of receipt by Innoviva or the Surviving Corporation from the Indemnified Party of a written request therefor, provided that such Indemnified Party delivers an undertaking to the Surviving Corporation, agreeing to repay such advanced fees, costs and expenses if it is determined by a court of competent jurisdiction in a final nonappealable order that such Indemnified Party was not entitled to indemnification with respect to such fees, costs and expenses and (ii) not to settle, compromise or consent to the entry of any judgment in any legal proceeding in which indemnification could be sought by such Indemnified Party under the Merger Agreement, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such legal proceeding or such Indemnified Party otherwise consents in writing.
In addition, for six years following the Effective Time, Innoviva will cause all provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding (i) elimination of liability of directors, (ii) indemnification of officers, directors and employees and (iii) advancement of expenses, in each case, to be no less advantageous to the intended beneficiaries than the corresponding provisions of the Company’s certificate of incorporation and bylaws in existence on the date of the Merger Agreement.
The Company is also required to purchase, prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Acquired Companies with respect to matters arising on or before the Effective Time, covering, without limitation, the Transactions; provided, however, that the premium amount to be paid for such “tail policy” need not exceed 300% of the amount paid by the Company for coverage in its last full fiscal year.
Non-Employee Director Compensation
For a description of the compensation earned by the Company’s non-employee directors, reference is made to pages 18 and 19 of the Company’s Amendment No. 1 to its Annual Report on Form 10-K, filed with the SEC on May 2, 2022, which is filed as Exhibit (e)(4) of this Schedule 14D-9 and incorporated herein by reference, and qualifies the foregoing in its entirety.
Compensation to Members of the Special Transactions Committee
Members of the Special Transactions Committee of the Entasis Board did not receive any additional compensation for such service.

Section 16 Matters
Pursuant to the Merger Agreement, the Company will take all such steps as may be reasonably necessary or advisable to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of Shares (including derivative securities with respect to such Shares) that are treated as dispositions under Section 16 of the Exchange Act and result from the Transactions by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time.
Item 4.	The Solicitation or Recommendation.
Recommendation of the Special Transactions Committee and the Entasis Board.
The Special Transactions Committee adopted resolutions (1) determining that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders (other than the Excluded Holders), (2) declaring it advisable for the Company to enter into the Merger Agreement, (3) recommending to the Entasis Board the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger.
The Entasis Board unanimously adopted resolutions (1) determining that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders (other than the Excluded Holders), (2) approving and declaring advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (3) resolving that the Merger Agreement and the Merger be governed by Section 251(h) of the DGCL and that the Merger be consummated as soon as practicable following consummation of the Offer, and (4) recommending that stockholders accept the Offer and tender their Shares pursuant to the Offer.
Accordingly, for the reasons described in more detail below and based on the recommendation of the Special Transactions Committee, the Entasis Board recommends that the Company’s stockholders (other than the Excluded Holders) accept the Offer and tender their Shares to Merger Sub in the Offer.
In reaching the conclusions and in making the recommendation described above, the Special Transactions Committee and the Entasis Board took into account a number of reasons, described under “—Reasons for the Recommendation of the Entasis Board; Fairness of the Offer and the Merger” below.
Background of the Offer and the Merger.
The following chronology summarizes the communications and events that led to the signing of the Merger Agreement and the launch of the Offer. This chronology is not, and does not purport to be, a catalogue of every interaction among the Company, Innoviva, the Entasis Board, the Special Transactions Committee and any other applicable parties.
On April 12, 2020, the Company entered into a securities purchase agreement with Innoviva, pursuant to which the Company agreed to issue and sell to Innoviva, in a private placement (the “Initial Private Placement”), up to 14,000,000 newly issued Shares, and warrants to purchase up to 14,000,000 Shares, at a purchase price of $2.50 per Share. The Initial Private Placement occurred in two tranches. The closing of the first tranche occurred on April 22, 2020, at which time Innoviva purchased 1,322,510 Shares and warrants to purchase 1,322,510 Shares for an aggregate gross purchase price of approximately $3.3 million. The closing of the second tranche was subject to satisfaction of certain closing conditions, including the Company’s stockholders voting in favor of the issuance of the remaining 12,677,490 Shares and warrants to purchase an additional 12,677,490 Shares in order to satisfy Nasdaq requirements relating to the private placement of securities representing 20% or more of the Company’s outstanding Shares. Stockholders owning over 63% of the then outstanding Shares (and over 98% of votes cast on the proposal) voted in favor of the Initial Private Placement at a special meeting of stockholders held on June 10, 2020. On June 11, 2020, the Company completed the closing of the second tranche of the Initial Private Placement for an aggregate gross purchase price of approximately $31.7 million. As a result of the closing of the second tranche of the Initial Private Placement, Innoviva owned approximately 51.3% of the outstanding Shares without giving effect to Shares issuable upon exercise of the warrants.
On April 22, 2020, in connection with the Initial Private Placement, the Company and Innoviva entered into an Investor Rights Agreement (the “Investor Rights Agreement”) providing, among other things, that for so long as

Innoviva and its affiliates hold at least 15% of the outstanding Shares on a fully-diluted basis, Innoviva will have the right to designate two directors to the Entasis Board, and for so long as Innoviva and its affiliates hold at least 8% of the outstanding Shares on a fully-diluted basis, Innoviva will have the right to designate one director to the Entasis Board, in each case, subject to certain qualifications and conditions set forth in the Investor Rights Agreement. As of the date hereof, Innoviva has not exercised its right to designate any directors to the Entasis Board. However, since November 2021, a representative of Innoviva has sat as an observer of certain Entasis Board meetings. Innoviva’s board observer did not attend any discussions relating to transactions between the Company and Innoviva. The Investor Rights Agreement also provides for pro rata participation rights for Innoviva in certain offerings of securities by the Company (the “Preemptive Right”).
On August 27, 2020, following discussions between Innoviva and the Company regarding the Company’s capital needs, the Company entered into a securities purchase agreement with Innoviva and another investor, pursuant to which the Company agreed to issue and sell to the applicable investors, in a private placement (the “Second Private Placement”), an aggregate of 8,183,878 Shares at a purchase price per Share of $2.675, warrants to purchase up to 9,345,794 Shares, with each Share and warrant being issued and sold as a unit, for a per unit price of $2.675, and pre-funded warrants to purchase an aggregate of 1,161,916 Shares at a purchase price of $0.001 per Share. The aggregate gross proceeds to the Company from this transaction were approximately $25 million. The closing of the Second Private Placement occurred on September 1, 2020 and resulted in the issuance to Innoviva of 4,672,897 Shares and warrants to purchase 4,672,897 Shares at an exercise price of $2.675 per share. As a result of the Second Private Placement, Innoviva owned approximately 52.6% of the outstanding Shares without giving effect to Shares issuable upon exercise of the warrants.
On May 3, 2021, as part of the Company’s continuing capital raising efforts, the Company entered into a securities purchase agreement with Innoviva Strategic Opportunities LLC (“Innoviva Strategic Opportunities”), a wholly owned subsidiary of Innoviva, pursuant to which the Company agreed to issue and sell to Innoviva Strategic Opportunities LLC, in a private placement (the “Third Private Placement”), up to 10,000,000 Shares and warrants to purchase up to 10,000,000 Shares, at a purchase price per Share of $2.00. The Third Private Placement occurred in two tranches. The closing of the first tranche occurred on May 3, 2021, at which time Innoviva purchased 3,731,025 Shares and warrants to purchase 3,731,025 Shares for an aggregate purchase price of approximately $7.5 million. The closing of the second tranche was subject to satisfaction of certain closing conditions, including the Company’s stockholders voting in favor of the issuance of the remaining 6,268,975 Shares and warrants to purchase an additional 6,268,975 Shares in order to satisfy Nasdaq requirements relating to the Third Private Placement representing 20% or more of the Company’s outstanding common stock. Stockholders owning over 59% of the then outstanding Shares (and over 99% of votes cast on the proposal) voted in favor of the Third Private Placement at a special meeting of stockholders held on June 10, 2021. On June 11, 2021, the Company completed the closing of the second tranche of the Third Private Placement for an aggregate gross purchase price of approximately $12.5 million. As a result of the closing of the second tranche of the Third Private Placement, Innoviva and its affiliates owned approximately 60.6% of the outstanding Shares without giving effect to Shares issuable upon exercise of the warrants.
During the spring and summer of 2021, the Company engaged in discussions with five global pharmaceutical companies to explore the potential acquisition of the Company or licensing of worldwide (excluding mainland China and the broader Asia-Pacific region, which are subject to an exclusive license under the License and Collaboration Agreement, dated April 25, 2018, by and between Zai Lab (Shanghai) Co., Ltd. and the Company) commercial rights with respect to sulbactam-durlobactam (“SUL-DUR”) or other strategic transactions. Two of these five global pharmaceutical companies entered into non-disclosure agreements with the Company and one of these five global pharmaceutical companies was already party to a non-disclosure agreement with the Company, in each case, to allow these parties to conduct due diligence on the Company and its product candidates. None of the non-disclosure agreements contained any standstill restrictions on the applicable counterparty. Of these three global pharmaceutical companies, one expressed potential interest in only one of the Company’s pipeline product candidates. The other two communicated interest in potentially acquiring the Company or partnering with the Company in connection with SUL-DUR and to that end, conducted due diligence regarding the Company and its pipeline product candidates.

During the summer of 2021, MTS Health Partners, L.P. (“MTS”) began assisting the Company in exploring a potential merger, consolidation, majority stock sale, substantial asset sale or other business combination transaction. On September 27, 2021, the Company executed an engagement letter with MTS for these services. This engagement letter was subsequently amended on February 11, 2022.
In addition to the five global pharmaceutical companies mentioned above, MTS reached out to 21 additional potential transaction counterparties operating in the healthcare, pharmaceutical and biotech sector to gauge their interest in pursuing a strategic transaction with the Company. Innoviva supported the Company’s pursuit of a transaction counterparty. Innoviva and its advisors made introductions to, or otherwise facilitated discussions with, at least 13 specialty pharmaceutical companies, including four that were also contacted by MTS, that may have been interested in a transaction with the Company. In addition, on several occasions, Innoviva informed the Company that Innoviva would be willing to support a transaction by providing additional capital to the Company post-acquisition. Following such outreach, seven of these additional potential transaction counterparties entered into non-disclosure agreements with the Company, none of which contained any standstill restrictions on the applicable counterparty, to allow these parties to conduct due diligence on the Company and its product candidates.
Recognizing the need for significant capital for the Company to complete clinical testing of the Company’s product candidates, to obtain FDA approval for the product candidates and commercialize the product candidates, on August 27, 2021, the Company entered into a Sales Agreement (the “ATM Agreement”) with Cantor Fitzgerald & Co. (“Cantor”) pursuant to which the Company could offer and sell Shares from time to time to or through Cantor by any method deemed to be an “at the market offering” as defined in Rule 415 under the Securities Act, including sales made directly on The Nasdaq Global Market or sales made to or through a market maker other than on an exchange. Pursuant to the ATM Agreement, on October 21, 2021 the Company sold a total of 200,000 Shares, at a per Share purchase price of $3.25 (the “ATM Sale”). The ATM Sale resulted in an aggregate purchase price of $650,000. Innoviva did not participate in the ATM Sale. There have been no other sales under the ATM Agreement through the date hereof.
During October 2021, the Company and Cantor prepared for a potential capital raise following announcement of top-line data from the Company’s pivotal Phase 3 registration trial ATTACK (Acinetobacter Treatment Trial Against Colistin) for SUL-DUR, the first investigational drug to demonstrate efficacy in a 28-day all-cause mortality trial focused on carbapenem-resistant Acinetobacter infections. Although the topline results were positive, following the announcement of the data, the stock price did not meaningfully increase and the ATM Sale did not sufficiently increase the number of shares held by non-affiliates in order for the Company to exit certain limitations that apply to the use of Form S-3 registration statements by registrants with a public float of less than $75 million. As a result, the Company determined not to proceed with further sales of the Shares under the ATM Agreement or pursue another form of capital raise at that time.
On October 25, 2021, the Entasis Board established a special transactions committee (the “Special Transactions Committee”), comprised of directors David Hastings, David Meek and Heather Berger, to assist the Entasis Board in exploring potential strategic transactions for the Company and to make recommendations to the Entasis Board with respect thereto.
During the last quarter of 2021 and the first quarter of 2022, each of the aforementioned global pharmaceutical companies and additional potential transaction counterparties identified through MTS’s outreach and Innoviva’s introductions concluded not to pursue an acquisition or partnering transaction for various reasons, including the significant financial commitment necessary to advance SUL-DUR through commercialization, other resource constraints and lack of strategic fit or priority.
During this same time, the Company continued discussions with Innoviva regarding the Company’s limited capital resources and the need for near-term financing.
In late January 2022, the Company was contacted by a hedge fund that had invested in the Company’s earlier financing rounds suggesting an equity placement of up to $15 million. On January 31, 2022, this investor proposed an issuance of 9,565,570 units, with each unit consisting of one Share and 1.25 warrants, at a five percent discount to the closing price of the Shares on January 31, 2022, which was $1.47, and that the Company extend by two years the expiration date of certain warrants issued to the investor in the Second Private Placement. The transaction, if consummated, would result in the issuance of 9,565,570 Shares and warrants to purchase an additional 11,956,250 Shares with an exercise price of $1.40 per Share (collectively, the “Financing

Proposal”). Given the Company’s capital requirements, the Company continued to negotiate and discuss the terms of the Financing Proposal with the investor. On January 31, 2022, the Company communicated the Financing Proposal to Innoviva and noted that it planned to consummate the financing utilizing an exception to the Preemptive Right set forth in the Investor Rights Agreement that allowed the Company to issue securities without prior compliance with the Preemptive Right in exigent circumstances, provided that Innoviva would later be offered the ability to acquire the Shares that would have been available to Innoviva if the Preemptive Right had been exercised (the “Expedited Issuance Exception”).
Innoviva reviewed the Financing Proposal and informed the Company that Innoviva was considering making an offer to acquire the Company at a premium to the Company’s current trading price, although it had not made a final determination to make such an offer. Innoviva noted that consummation of the Financing Proposal would result in dilution to the Company’s stockholders given the current trading price of the Shares.
By letter dated February 1, 2022, Innoviva made a non-binding proposal to the Company to acquire all of the outstanding Shares not owned by Innoviva and its affiliates at a purchase price per Share of $1.80 in cash, representing a 23% premium to the closing price per Share on January 31, 2022 (such proposal, the “Innoviva Proposal”). The Innoviva Proposal was subject to a non-waivable condition requiring the transaction being approved by holders of a majority of the outstanding Shares owned or controlled by disinterested stockholders. On February 1, 2022, Innoviva amended its Statement of Beneficial Ownership on Schedule 13D, as filed initially with the SEC on April 23, 2020 and subsequently amended (as amended, the “Schedule 13D”), to reflect Innoviva’s submission to the Company of the Innoviva Proposal.
In connection with the Innoviva Proposal, and in order to allow the Company to effectively consider the Innoviva Proposal while continuing the Company’s product development and operations, Innoviva indicated that it was prepared to provide bridge financing to the Company in an amount not less than $15 million on terms more favorable to the Company’s minority stockholders than those described in the Financing Proposal (the “Bridge Financing”).
On February 2, 2022, the Company issued a press release confirming that it had received the Innoviva Proposal, noting that the Entasis Board did not include any members appointed by or affiliated with Innoviva and that the Company had retained MTS and Covington & Burling LLP (“Covington”) to assist the Entasis Board in its evaluation of the Innoviva Proposal and to explore alternatives. Despite the publicly available press release and the amendment to the Schedule 13D (and subsequent amendments), no third party acquisition proposals emerged.
On February 3, 2022, representatives of Willkie Farr & Gallagher LLP, counsel to Innoviva (“Willkie”), provided a draft term sheet to Covington outlining the terms of the Bridge Financing.
On February 4, 2022, the Entasis Board met by videoconference to consider, among other things, the Bridge Financing term sheet and the Innoviva Proposal. Representatives of Covington and MTS attended this meeting, during which representatives of Covington reviewed with the Entasis Board its fiduciary duties in connection with evaluation of the Innoviva Proposal and Bridge Financing from Innoviva.
Between February 3, 2022 and February 17, 2022, at the direction of the Company and Innoviva, respectively, Covington and Willkie exchanged drafts of the documentation for the Bridge Financing.
On February 11, 2022, the Entasis Board met to discuss, among other things, the status of negotiations regarding the Innoviva Proposal and the terms of the Bridge Financing. Representatives of Covington and MTS attended this meeting.
On February 17, 2022, the Company entered into a securities purchase agreement with Innoviva Strategic Opportunities, pursuant to which the Company issued and sold to Innoviva Strategic Opportunities, in a private placement which closed on February 18, 2022, a convertible promissory note with a principal amount of $15 million, convertible into (i) Shares at a conversion price of $1.48 per Share and (ii) warrants to purchase an equal number of Shares issued upon the conversion of the promissory note with an exercise price $1.48 per Share. The promissory note matures on August 18, 2022 and upon maturity is convertible into Shares at the election of the Company or Innoviva. If Innoviva acquires the Company prior to the maturity date, the convertible promissory note does not convert and no warrants are issuable.
On February 18, 2022, the Entasis Board met to consider, among other things, the Innoviva Proposal. Representatives of Covington and MTS attended this meeting. At this meeting, members of Company management also provided an update on the status of discussions with other third parties regarding a potential financing of the Company noting that the furthest advanced in terms of due diligence was Innoviva and that receiving an acquisition offer from any other third party appeared unlikely. The Entasis Board also discussed the additional financing that the Company would likely need to reach commercialization of SUL-DUR, its lead product candidate, and the likely insufficiency of any potential financing alternatives to achieve commercialization both due to the lack of alternatives available in the market and the likelihood that any such financing would require stockholder approval to satisfy Nasdaq requirements relating to the private placement of securities representing 20% or more of the Company’s outstanding Shares and the likely need to increase the number of authorized Shares in connection with such a financing.
Beginning on February 27, 2022, the Company provided Innoviva and its advisors access to a confidential virtual data room to conduct due diligence on the Company.
On March 10, 2022, the Entasis Board met by videoconference to discuss, among other things, the Company’s financial state and the status of discussions with Innoviva. Representatives of Covington and MTS attended this meeting. Members of management of the Company provided updates to the Entasis Board regarding, among other things, the Company’s development progress and necessary funding, employee retention concerns, and the Company’s efforts to develop alternatives to the Innoviva transaction, noting that no alternatives had been identified to date that appeared likely to result in a competing offer. David Meek, the Chairman of the Entasis Board, also provided the other members of the Entasis Board with an update regarding his ongoing discussion with Mark DiPaolo, a member of the Innoviva Board, regarding both the potential acquisition transaction and future financing, noting that Mr. DiPaolo indicated that Innoviva was focused on its proposal to acquire the Company and was not willing to provide further financing to the Company ahead of the closing of a transaction.
On March 11, 2022, the Company sent a letter to Innoviva insisting on the resolution of negotiations by March 18, 2022 and a commitment from Innoviva to further fund the Company both upon signing a definitive agreement, if applicable, and in the event a transaction is agreed but fails to close.
On March 15, 2022, Innoviva increased its offer to $2.00 per Share in cash and indicated it was unwilling at the time to commit to provide the Company with long-term financing. All other terms of the initial proposal remained unchanged. The Schedule 13D was further amended on March 15, 2022 to reflect submission of the revised offer.
On March 15, 2022, the Special Transactions Committee held a meeting by videoconference, to which the full Entasis Board was invited, to consider Innoviva’s revised offer. Representatives of Covington and MTS attended this meeting.
On March 18, 2022, the Entasis Board met by videoconference to, among other things, consider the status of the Innoviva offer. Representatives of Covington and MTS attended this meeting. Following discussion, the Board agreed that the Company would respond to Innoviva’s improved offer after receiving an initial draft merger agreement, which was expected over the coming days.
On March 21, 2022, Willkie sent Covington an initial draft Merger Agreement.
Between March 21, 2022 and March 25, 2022, the Company, together with representatives of Covington and MTS, considered the terms of the Merger Agreement and Covington prepared a revised draft of the Merger Agreement reflecting the Company’s positions, which revised draft was sent to Willkie on March 25, 2022. During this time, at the direction of the Company, MTS also had regular interactions with Moelis to communicate the Company’s position on several key points in the Merger Agreement, in particular to note that the Company would not accept an obligation to pay any termination fee in the event that the Merger did not close due to the Company’s stockholders not voting or tendering in favor of the Merger in sufficient amounts to achieve the satisfy the Minimum Condition, that the Company requested Innoviva agree to vote in favor of a superior proposal to acquire the Company, that the transaction be structured as a two-step tender offer and subsequent merger and that the Company have the ability to terminate the Merger Agreement upon a change in recommendation.
During the week of March 25, 2022, the Company’s and Innoviva’s advisors held regular discussions regarding the terms of the Merger Agreement and the other documentation that would be required to be executed in connection with the Merger Agreement. On April 1, 2022, Willkie sent a responsive markup of the Merger Agreement to Covington. In this draft, Innoviva agreed with the Company’s position that the transaction would be structured with a two-step tender offer and subsequent merger and removed the concept of the Company paying a termination fee upon any termination of the Merger Agreement. While Innoviva confirmed its prior indications that under certain circumstances Innoviva would support a transaction to sell the Company, Innoviva was unwilling to pre-agree to vote in favor of a superior proposal. In addition, Innoviva did not agree in this draft to provide the Company a right to terminate the Merger Agreement following a change in recommendation.
On April 4, 2022, representatives of Covington and Willkie discussed the remaining open terms in the Merger Agreement, and on April 7, 2022, Covington sent to Willkie an updated draft of the Merger Agreement. Between April 7, 2022 and April 12, 2022, Covington and Willkie drafted and negotiated various ancillary documents required in connection with signing of the Merger Agreement.
On April 12, 2022, Mr. Meek and Dr. Manoussos Perros held a videoconference with Pavel Raifeld, the Chief Executive Officer of Innoviva to discuss a number of matters related to the transaction, including termination provisions and employee retention.
As a follow up to this discussion, on April 13, 2022, representatives of the Company, MTS and Covington met by videoconference with representatives of Innoviva, Moelis and Willkie to further discuss employee retention matters.
On April 14, 2022, Willkie sent a revised draft Merger Agreement to Covington. In this draft Merger Agreement, Innoviva did agree that, if the Board changed its recommendation to Company stockholders (including if a superior proposal was identified) and the minimum tender condition was not satisfied upon expiration of the tender offer, Innoviva would only be entitled to extend the tender offer for one period of 10 business days. If the minimum tender condition was not satisfied following such extension, the Merger Agreement could be terminated by the Company.
On April 15, 2022, the Special Transactions Committee met by videoconference, to which meeting the full Entasis Board was invited, to discuss the status of the Innoviva proposal. Representatives of Covington and MTS attended this meeting. After discussion regarding the status of negotiations and the proposed deal terms, the Special Transactions Committee determined to convene again upon hearing back from Innoviva with their latest proposal.
On April 22, 2022 representatives of Willkie provided a proposal regarding employee retention to representatives of Covington, which was also communicated by representatives of Moelis to representatives of MTS.
On April 23, 2022, the Special Transactions Committee hosted a videoconference meeting, to which the full Entasis Board was invited, to discuss the latest proposal from Innoviva. Representatives of Covington and MTS attended this meeting. At this meeting, each of Mr. Meek, representatives of MTS and representatives of Covington summarized their latest conversations with Innoviva, representatives of Moelis and representatives of Willkie, respectively, with respect to the latest proposal from Innoviva. After discussion, the Special Transactions Committee directed representatives of Covington to make a proposal of revised terms to representatives of Willkie.
Between April 24, 2022 and April 27, 2022, representatives of Covington and MTS and Willkie and Moelis discussed the Merger Agreement terms.
On April 27, 2022, representatives of Covington sent to representatives of Willkie a revised draft Merger Agreement, reflecting, among other things, the Company’s latest proposal regarding employee retention matters.
Later on April 27, 2022, the Entasis Board held a videoconference meeting to discuss the status of the Innoviva transaction. Representatives of Covington and MTS attended this meeting. After discussion regarding deal terms and the Company’s lack of preferred alternatives, the Entasis Board directed management to reach final agreement on the remaining items in order to execute a transaction as quickly as possible.
Between April 27, 2022 and May 5, 2022, representatives of the Company, MTS and Covington discussed and negotiated deal terms with representatives of Innoviva, Moelis and Willkie, including in respect of potential additional financing for the Company to continue its operations in the ordinary course.
On May 5, 2022, Willkie sent to Covington documentation regarding a proposed $7 million secured financing Innoviva would be prepared to provide to the Company. In conversations with the Company regarding this financing, representatives from Innoviva conveyed a desire for additional protections in light of the Company’s cash needs and market conditions, and the potential for the Company to execute a capital raising transaction that at the time of such potential financing Innoviva, as the Company’s majority stockholder, may not believe is in the best interests of the Company’s stockholders. In addition to proposing that the financing be structured as a secured financing facility, Innoviva proposed to limit the application of the Expedited Issuance Exception. Innoviva also proposed that the Company grant Innoviva a right of first refusal on any asset sale or licensing transaction.
On May 6, 2022, representatives of Covington spoke to representatives of Willkie to express the Company’s concerns with the terms of the proposed senior secured debt financing and explain that the Company would expect any financing to be on the same terms agreed with respect Bridge Financing in February, other than potential reasonable limitations upon use of the proceeds from such a financing. Subsequent conversations ensued between the advisors to the Company and Innoviva during the course of the day and evening on May 6, 2022.
On May 6, 2022, the Special Transactions Committee held a videoconference meeting to discuss the senior secured debt financing proposal from Innoviva. Representatives of Covington and MTS attended this meeting. The Special Transactions Committee discussed the revised proposal, agreeing that the proposed terms for the financing were not acceptable. The Special Transactions Committee also discussed the limited other financing alternatives potentially available to the Company. After discussion, the Special Transactions Committee agreed that if the Innoviva transaction and subsequent financing could be concluded on the same terms as the terms of the Bridge Financing, such transaction and financing remained the most favorable option for the Company’s stockholders. The members of the Special Transactions Committee further agreed that the Company could forego the financing and avoid the restrictions Innoviva requested for alternative transactions if Innoviva would move expeditiously towards agreeing to a final price per Share and a definitive Merger Agreement. Following discussion, it was agreed that Mr. Meek would reach out to Mr. DiPaolo to convey the Company’s position.
Later on May 6, 2022, Mr. Meek reached out to Mr. DiPaolo and additional conversations took place between representatives of Covington and Willkie and MTS and Moelis. During these discussions, each of Mr. DiPaolo, Moelis and Willkie made clear to Mr. Meek and the Company’s advisors that in connection with a Merger Agreement, and regardless of whether Innoviva was providing any new financing to the Company, Innoviva would require the modifications to Innoviva’s rights for alternative capital raising transactions consistent with those discussed on May 5, 2022.
On May 7, 2022, the Entasis Board held a meeting to discuss the latest communications and terms proposed by Innoviva. At this meeting, representatives of Covington reviewed with the Entasis Board its fiduciary duties and the directors considered the terms of Innoviva’s offer and the Company’s options. At this meeting, the Entasis Board further discussed the limited other financing alternatives potentially available to the Company and discussed the unlikelihood of obtaining any financing that could fund the Company without subjecting the Company to onerous and dilutive terms.
Later in the day on May 7, 2022, Mr. Meek, together with representatives of Covington and MTS, convened a meeting with representatives of Innoviva, Willkie and Moelis. During this meeting, Mr. Meek explained that the Entasis Board had met and concluded that the right of first refusal being proposed by Innoviva was not something the Entasis Board was prepared to accept. Mr. Meek explained that the Entasis Board was still prepared to sign the Merger Agreement assuming agreement could be reached on price. Innoviva expressed its firm position that Innoviva required the modifications to the Preemptive Right and the right of first refusal with respect to an asset sale discussed above. At the conclusion of this meeting, Innoviva indicated that it believed the Company was sufficiently capitalized for the duration of the offer period and that Innoviva would not be providing any further bridge financing to the Company.
On May 8, 2022, the Entasis Board convened a meeting by videoconference. Representatives of Covington and MTS attended this meeting. At this meeting, Dr. Perros and the Entasis Board discussed the latest proposal from Innoviva.
On May 10, 2022, the Special Transactions Committee held a meeting. At this meeting, among other things, the members of the Special Transactions Committee discussed whether the Company could reach a compromise on the outstanding items in relation to the Merger Agreement with Innoviva. After discussion, it was agreed that the representatives of Covington would contact representatives of Willkie to discuss a potential modification of the Preemptive Right under the Investor Rights Agreement.

On May 11, 2022, representatives of Covington discussed with representatives of Willkie a potential amendment to the Investor Rights Agreement. During the course of May 11, 2022, representatives of Covington worked with representatives of the Company’s management to prepare proposed revisions to the Investor Rights Agreement, which proposal was sent to representatives of Willkie on May 12, 2022.
Willkie sent revisions to the proposed Investor Rights Agreement to Covington on May 13, 2022. During the week of May 15, 2022, representatives of Covington worked with management of the Company and representatives of Willkie to revise the amendment to the Investor Rights Agreement.
On May 18, 2022, the Entasis Board convened a meeting to discuss the transaction updates generally and the status of the Investor Rights Agreement amendment. The Entasis Board directed representatives of Covington to engage further with representatives of Willkie to finalize the terms of the Investor Rights Agreement amendment and the Merger transaction more generally.
From May 18, 2020 through May 21, 2020, Covington and Willkie exchanged drafts of the Investor Rights Agreement amendment, the Merger Agreement and the various other transaction documents.
During the morning of May 22, 2022, Innoviva delivered a letter to the Company indicating that Innoviva had largely completed its due diligence and was prepared to increase its offer to $2.20 per Share in cash, which Innoviva indicated represented its best and final offer.
On May 22, 2022, the Special Transactions Committee held a videoconference meeting. Representatives of Covington and MTS participating in the meeting. Representatives of Covington provided an overview of the negotiations of the Merger Agreement and a summary of the final proposed terms thereof and of the proposed amendment to the Investor Rights Agreement. Representatives of MTS reviewed for the Special Transactions Committee its financial analysis of the $2.20 per Share cash offer price and described the methodologies underlying its financial analyses. Representatives of MTS also described the fairness opinion it was prepared to provide to the Entasis Board. The Special Transactions Committee discussed and subsequently determined to recommend to the Entasis Board that it approve, adopt and declare advisable the Merger Agreement and the Investor Rights Agreement amendment and approve the execution, delivery and performance by the Company of the Merger Agreement and the Investor Rights Agreement amendment and the consummation of the transactions contemplated by the foregoing.
On May 22, 2022, following the meeting of the Special Transactions Committee, a meeting of the Entasis Board was convened, with all directors present. The directors were informed of the Special Transactions Committee’s recommendation. Representatives of Covington reviewed with the Entasis Board its fiduciary duties under Delaware law in connection with the Merger, as well as a summary of the final proposed draft of the Merger Agreement and the proposed amendment to the Investor Rights Agreement. A representative of MTS Securities, LLC (“MTS Securities”), an affiliate of MTS, then reviewed with the Entasis Board its financial analysis of the $2.20 per Share Offer Price to be received by the holders of Shares (other than Innoviva, Merger Sub and their respective affiliates and holders of certain excluded shares as described in the written opinion as described below) pursuant to the Offer and the Merger, and MTS Securities then rendered to the Entasis Board its oral opinion (which was subsequently confirmed by delivery of a written opinion as of May 22, 2022) that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion, the Offer Price to be received by the holders of Shares (other than Innoviva, Merger Sub and their respective affiliates and holders of certain excluded shares as described in the written opinion) pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the written opinion of MTS Securities sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by MTS Securities in connection with its opinion; for more information see “—Opinion of MTS Securities, LLC” below and Annex B. The Entasis Board discussed and subsequently resolved to, among other things: (i) approve, declare advisable and adopt the Merger Agreement; (ii) approve the execution, delivery and performance by the Company of the Merger Agreement and the amendment to the Investor Rights Agreement and the consummation of the transaction, including the Offer and the Merger, (iii) recommend that holders of the Shares accept the offer and tender their shares into the Offer, and (iv) approve the Merger Agreement and consummation of the transaction for purposes of Section 203 of the Delaware General Corporation Law.

During the morning of May 23, 2022, the Company and Innoviva executed the Merger Agreement and the amendment to the Investor Rights Agreement. Also during the morning of May 23, 2022, the Company and Innoviva issued a joint press release announcing the transaction. The Schedule 13D was further amended on May 23, 2022 to reflect the execution of the transaction documents.
On June 7, 2022 Merger Sub commenced the Offer and the Company filed this Schedule 14D-9.
Reasons for the Recommendation of the Entasis Board; Fairness of the Offer and the Merger.
Each of the Special Transactions Committee and the Entasis Board believes that, based on its consideration of the factors relating to the substantive and procedural fairness, the Offer and the Merger are fair to, and in the best interests of, the Company’s stockholders (other than the Excluded Holders). The Entasis Board, based on the recommendation of the Special Transactions Committee, unanimously (1) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders (other than the Excluded Holders), (2) approved and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, (3) resolved that the Merger Agreement and the Merger be governed by Section 251(h) of the DGCL and that the Merger be consummated as soon as practicable following consummation of the Offer, and (4) recommended that stockholders accept the Offer and tender their Shares pursuant to the Offer.
The Board adopted the analyses and determinations of the Special Transactions Committee in its evaluation of the fairness of the Offer and the Merger. In determining the reasonableness of the Special Transactions Committee’s analysis and the fairness of the Offer and the Merger to the Company’s stockholders (other than the Excluded Holders), the Entasis Board considered and relied upon the following reasons, among others:
•
Current and Expected Future Financing Needs of the Company. The Company’s substantial financing needs to further develop and commercialize the Company’s product candidates, for which the Company is reliant upon finding and negotiating successful partnership arrangements or raising significant financing, both of which come with substantial uncertainty of success, in addition to the possibility that such financings may have a substantial dilutive effect, would likely require the affirmative consent of Innoviva as the Company’s majority stockholder, may only be available on unfavorable terms, or may not be available at all. In addition, the SEC’s “baby shelf” rules limit the amount the Company can raise in a public offering of its securities on Form S-3 to one-third of the aggregate value of the Shares held by non-affiliates over a consecutive 12-month period, which would not result in a sufficient amount of capital to meet the Company’s financing needs to commercialize its lead product candidate.

•
The Company’s Historical Difficulties Raising Funding. The Company has had considerable difficulty raising funds, which casts significant doubt on its ability to raise adequate funding in the future. The Company contemplated securities offerings in early 2021 and October 2021, but was unable to commence an offering due to lack of market interest. The Company was only able to raise the amounts of capital from Innoviva Strategic Opportunities through the Third Private Placement and the Bridge Financing.

•
Available Alternatives. The extensive market check undertaken by MTS to seek alternative transactions to the acquisition by Innoviva (including the possibility of being acquired in whole or in part by another buyer or an alternative financing) and the lack of interest from any third party other than Innoviva. The risk that prolonging the sale and negotiation process further could result in the loss of an opportunity to consummate a transaction with Innoviva and distract Company management from implementing the Company’s business plan. Innoviva affirmatively indicated that it would consider alternative transactions if one was identified during the extensive market check undertaken by MTS during the period leading up to signing, but none were identified. In addition, information regarding the negotiation process was made publicly available by Innoviva and the Company in their respective SEC filings and, as a result, the Company had effectively been “in play” since Innoviva’s February 2, 2022 amendment to its Schedule 13D disclosing that it had made an offer to purchase all of the Company’s outstanding Shares that were not then owned by Innoviva or its affiliates.

•	Value and Form of Consideration. The value and form of the consideration offered by Innoviva, including:
○	the price per Share to be received by the holders of Shares in the Offer and the Merger;

○
the premium represented by the consideration to be offered to the holders of Shares in the Offer and the Merger, based on the closing price per Share on February 1, 2022, the last day prior to the announcement of Innoviva’s initial offer to acquire the remaining outstanding Shares it did not already own; and

○	that the offer price provided certainty, immediate value and liquidity to the Company’s stockholders, other than Innoviva and its affiliates.
•
Historical and Current Share Price. The current and historical market prices of the Shares, taking into account market performance relative to the common stock of other participants in the industry in which the Company operates and general market indices.

•
Opinion of MTS Securities. The opinion of MTS Securities rendered orally to the Entasis Board (which was subsequently confirmed by delivery of a written opinion dated May 22, 2022) that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion, the Offer Price to be received by the holders of Shares (other than Innoviva, Merger Sub and their respective affiliates and holders of certain excluded shares as described in the written opinion) pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders, as more fully described in Item 4 under the heading “—Opinion of MTS Securities, LLC” below and in Annex B.

•
The Company’s Business and Financial Condition and Prospects. The Entasis Board’s familiarity with the business, operations, prospects, business strategy, assets and financial condition of the Company, taking into account discussions with the Company’s management and MTS.

•	Execution Risk of Remaining a Controlled Company. The risks associated with remaining a controlled company, including:
○
the expectation that a substantial portion of the cash flows from the Company’s operations are not expected to materialize for a long time and are contingent upon successful development and commercialization of the Company’s product candidates;

○	and the potential limitations on Company management’s ability to pursue and execute long-term strategic objectives and growth plans.
•
Arm’s Length Negotiations with Innoviva. The Merger Agreement was the product of extensive arm’s length negotiations with the assistance of experienced legal and financial advisors, during a process that occurred over the course of several months, and reflects the belief of the Entasis Board that the price per Share represented the highest consideration that Innoviva was willing to pay and the highest per Share value obtainable on the date of signing.

•
Likelihood of Completion. Innoviva’s financial ability to complete a transaction of this size with no financing condition (including having over $200 million of cash and cash equivalents on its balance sheet as of December 31, 2021), the lack of any required regulatory approvals, a limited number of other conditions to the consummation of the Offer and the Merger, the Company’s ability to seek specific performance to specifically enforce the terms of the Merger Agreement, and Innoviva’s obligation to extend, under certain circumstances set forth in the Merger Agreement, the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.

•
Independence of the Special Transactions Committee and the Entasis Board. The Special Transactions Committee is composed of independent and disinterested directors of the Entasis Board who do not have any connections or ties with Innoviva. In addition, the Entasis Board consists of directors of the Company who are unaffiliated with Innoviva and, other than Dr. Perros, who are independent directors and who are not officers or employees of the Company, and who do not otherwise have a conflict of interest or lack independence with respect to the Offer and the Merger.

•
Fully Informed Entasis Board. The involvement of the Entasis Board in the negotiation of the Merger Agreement and their belief that they were fully informed about the extent to which the interests of Innoviva in the Offer and the Merger differ from those of the Company’s other stockholders.

•
Time to Close. The anticipated timing of the consummation of the contemplated transaction and the structure of the transaction as a cash tender offer followed by a short-form merger allows for the potential for closing in a relatively short timeframe. The outside date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement, also allows for sufficient time to consummate the transactions contemplated by the Merger Agreement, but also prevents the Offer from being extended for an unreasonable amount of time.

•
Majority of the Minority Stockholder Tender Required. Consummation of the Offer is conditioned upon the tender by a majority of the holders of Shares other than Innoviva, Merger Sub, their respective affiliates and Manos Perros, the President and Chief Executive Officer of the Company.

•	Unsolicited Bona Fide Acquisition Proposals. The Company may respond to, discuss and negotiate qualifying acquisition proposals from third parties.
•
Ability for the Entasis Board to Change its Recommendation. Ability to withdraw or change recommendation of the Entasis Board without having to pay a termination fee if failure to do so would be inconsistent with the Entasis Board’s fiduciary duties.

•
Availability of Appraisal Rights. Delaware law provides statutory appraisal rights under the DGCL for the Company’s stockholders who follow certain prescribed procedures under the DGCL and believe that exercising their appraisal rights would yield them a greater per Share amount than would the transactions contemplated by the Merger Agreement.

Among the factors that the Entasis Board considered in its evaluation of the Merger Agreement, the Offer and the Merger are the following risks:
•	Effect of Public Announcement. Possible effects on stock price, liquidity, customer and supplier relationships and employee retention.
•
Effect of Failure to Complete Transactions. The risk that one or more conditions to the parties’ obligations to complete the transactions will not be satisfied. Possible effects on stock price, business and transaction/opportunity costs, which could result in (i) the potential loss of value to the Company’s stockholders, (ii) the potential negative impact on the operations and prospects of the Company, including the risk of loss of key personnel, and (iii) adverse effects on the market’s perception of the Company’s prospects if the Offer or the Merger were delayed or were not consummated.

•
Significant Costs Involved. The transactions contemplated by the Merger Agreement, including the Offer and the Merger, might be delayed or might not be consummated, and the fact that if such transactions are delayed or not consummated, the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, the Company will have incurred significant transaction costs and the Company’s relationships with its customers, suppliers employees and other third-parties may be adversely affected.

•	Interim Restrictions on the Operation of the Company’s Business. The restrictions on the conduct of the Company’s business prior to the completion of the Merger.
•
Investor Rights Agreement Amendments. As a condition and inducement to Innoviva’s and Merger Sub’s willingness to enter into the Merger Agreement, the Company and Innoviva entered into an amendment to the Investor Rights Agreement to, among other things, (a) adjust and clarify the circumstances in which Innoviva would have preemptive rights to acquire Company securities, (b) narrow the exception under which the Company may issue securities on an expedited basis without first giving Innoviva the opportunity to participate in the transaction and (c) grant Innoviva certain rights to negotiate a sale or material licensing transaction related to SUL-DUR in the United States, the European Economic Area or the United Kingdom before the Company can enter into such an agreement with respect to such a transaction with a third party.

•	No Active Solicitation of Acquisition Proposals. The Company is prohibited from actively soliciting any other acquisition proposals under the Merger Agreement.

•
Loss of Ability to Participate in the Future Growth of Company. Following the Effective Time, the Company will no longer exist as a public company, and stockholders of the Company whose Shares will be converted to cash in connection with the Offer and the Merger will not participate in any future earnings or growth of the Company and will not benefit from any future appreciation in the value of the Company.

•	Tax Treatment. The receipt of cash by stockholders of the Company may be fully taxable to the stockholders.
•	Litigation. The risk of stockholder lawsuits against the Company or the Entasis Board in connection with the Merger Agreement.
•
Potential Conflicts of Interest of Officers and Directors. The Company’s executive officers and directors may have interests in the transactions that are different from, or in addition to, those of the Company’s other stockholders, and the risk that those interests might influence their decision with respect to the Offer or the Merger.

The preceding discussion of the information and reasons considered by the Entasis Board is not, and is not intended to be, exhaustive. In light of the variety of reasons considered in connection with its evaluation of the transactions and the complexity of these matters, the Entasis Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various reasons considered in reaching its determination. In addition, the Entasis Board did not undertake to make any specific determination as to whether any particular reason, or any aspect of any particular reason, was favorable or unfavorable to the ultimate determination of the Entasis Board, but rather the Entasis Board conducted an overall analysis of the reasons described above, including discussions with and questioning of the Company’s management as well as legal counsel and the Entasis Board’s financial advisor.
The Special Transactions Committee and the Entasis Board did not appraise the assets of the Company to determine the liquidation value for the stockholders (other than the Excluded Holders) in view of the fact that Innoviva owns a majority of the Shares and desires for the Company to continue to conduct its business. Further, the Special Transactions Committee and the Entasis Board did not consider net book value, which is an accounting concept, for purposes of determining the fairness of the Offer Price to the Company’s stockholders (other than the Excluded Holders), because net book value does not take into account the prospects of the Company or trends or business risks inherent in its industry. The Special Transactions Committee and the Entasis Board did not separately consider the Company’s going concern value as they believe that such value is adequately reflected in the various analyses summarized under “— Opinion of MTS Securities, LLC” below that they considered in making their determination. Except as discussed under “—Background of the Offer and the Merger” above, the Company is not aware of any firm offers made by any persons not affiliated with the Company during the past two years with respect to (a) the merger or consolidation of the Company with or into another company, or vice versa, (b) the sale or other transfer of all or any substantial part of the assets of the Company or (c) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.
In considering the Offer and the Merger, the Entasis Board noted the fact that Innoviva, which, together with its affiliates, beneficially owns approximately 59.9% of the outstanding Shares and that any alternative transaction was impossible without Innoviva’s consent. Innoviva did not propose any alternative structures to the Offer and the Merger, and the tender offer and second-step merger structure provides for an efficient process for completing the Transactions in a timely manner if the conditions to closing of the Merger are satisfied. As such, the Entasis Board did not consider any alternative means to accomplish the Transactions.
Opinion of MTS Securities, LLC.
Entasis retained MTS as its financial advisor in connection with the Transactions. On May 22, 2022, MTS Securities rendered its oral opinion to the Entasis Board (which was subsequently confirmed by delivery of a written opinion dated May 22, 2022) that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion, the Offer Price to be received by the holders of Shares (other than Shares owned by (i) Innoviva,

Merger Sub and their respective affiliates or (ii) Shares owned by Innoviva, Merger Sub or the Company or stockholders who are entitled to demand, and who properly demanded, appraisal rights under section 262 of the DGCL (such Shares described in clause (ii), the “Excluded Shares”)) pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders.
The full text of the written opinion of MTS Securities, which we refer to as the “MTS Opinion,” sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by MTS in connection with its opinion. The MTS Opinion is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. The summary of the MTS Opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the MTS Opinion. We urge you to read carefully the MTS Opinion, together with the summary thereof in this Schedule 14D-9, in its entirety.
MTS provided its opinion for the information and assistance of the Entasis Board and the Special Transactions Committee in connection with their consideration of the Offer and the Merger. The MTS Opinion addressed solely the fairness, from a financial point of view, of the Offer Price per Share to be paid to the holders of Shares (other than Innoviva, Merger Sub and their respective affiliates and holders of Excluded Shares) pursuant to the Offer and the Merger and does not address any other aspect or implication of the Offer or the Merger. The MTS Opinion was not a recommendation to the Entasis Board as to how to vote in connection with the Merger Agreement and is not a recommendation to any stockholder of Entasis to take any action in connection with the Offer or the Merger, including, without limitation, whether any stockholder should tender his, her or its Shares in connection with the Offer.
In the course of performing its review and analyses for rendering the opinion described above, MTS Securities:
(i)
reviewed the financial terms of a draft copy of the Merger Agreement, dated as of May 21, 2022, which was the most recent draft available to MTS prior to the time it rendered its oral opinion (referred to as the “draft merger agreement”), and the financial terms of draft copies of the forms of the Support Agreements, dated as of April 22, 2022 and May 20, 2022, which were the most recent drafts available to MTS prior to the time it rendered its oral opinion (referred to as the “draft support agreements”);

(ii)	reviewed certain publicly available business and financial information concerning Entasis and the industry in which it operates;
(iii)	reviewed certain internal financial analyses and forecasts prepared by and provided to MTS Securities by the management of Entasis relating to its business (referred to as the “Company Projections”);
(iv)
conducted discussions with members of senior management and representatives of Entasis concerning the matters described in clauses (ii)-(iii) above and any other matters deemed relevant by MTS Securities;

(v)	reviewed and analyzed the reported current and historical prices and trading history of the Shares;
(vi)	reviewed and analyzed the financial performance of Entasis as compared to publicly available information for certain other publicly-traded companies that MTS Securities deemed relevant;
(vii)
reviewed and analyzed the proposed financial terms of the Transactions as compared to the financial terms of certain selected business combinations that MTS Securities deemed relevant and the consideration paid in such transactions;

(viii)	reviewed and analyzed, based on the Company Projections, the cash flows to be generated by Entasis to determine the present value of Entasis’ discounted cash flows; and
(ix)	performed such other financial studies, analyses and investigations and considered such other information as MTS deemed appropriate for the purposes of its opinion.
In arriving at its opinion, MTS Securities assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by MTS Securities and upon the assurances of the management of Entasis that they were not aware of any material relevant developments or matters related to Entasis or that may affect any of the Transactions that had been omitted or that remained undisclosed to MTS Securities. The MTS Opinion does not address any legal, regulatory, tax, accounting or financial reporting matters, as to which MTS Securities understood that Entasis had obtained such advice as it deemed necessary from other advisors, and MTS Securities relied, with the consent of the Entasis Board, on any assessments made by such other advisors to Entasis with respect to such matters. Without limiting the foregoing, MTS Securities did not consider any tax effects of the Transactions or the form or transaction structure of the Transactions on any person or entity. MTS Securities did not conduct any independent verification of the Company Projections and expressed no view as to the Company Projections or the assumptions on which they were based. Without limiting the generality of the foregoing, with respect to the Company Projections, MTS Securities assumed, with the consent of the Entasis Board, and based upon discussions with the management of Entasis, that they were reasonably prepared in good faith and that the Company Projections reflected the best then-currently available estimates and judgments of the management of Entasis as to the future results of operations and financial performance of, and the impact of the effects of the coronavirus pandemic (COVID-19) and related events on, Entasis.
In arriving at its opinion, MTS Securities made no analysis of, and expressed no opinion as to, the adequacy of the reserves of Entasis and relied upon information supplied to MTS Securities by Entasis as to such adequacy. In addition, MTS Securities did not make any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off-balance-sheet assets or liabilities) of Entasis or any of its subsidiaries, and MTS Securities was not furnished with any such evaluations or appraisals, nor did MTS Securities evaluate the solvency of Entasis or any other entity under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by MTS Securities in connection with the MTS Opinion were going-concern analyses. MTS Securities expressed no opinion regarding the liquidation value of Entasis or any other entity. MTS Securities assumed that there had been no material change in the assets, financial condition, business or prospects of Entasis or any of its subsidiaries since the date of the most recent relevant financial statements or financial information made available to MTS Securities. Without limiting the generality of the foregoing, MTS undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Entasis or any of its affiliates is a party or may be subject, and, at the direction of Entasis and with its consent, the MTS Opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. MTS Securities also assumed that neither Entasis nor Innoviva nor any of their respective subsidiaries is party to any material pending transaction that had not been disclosed to MTS Securities, including, without limitation, any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transactions. In addition, MTS Securities did not conduct, nor did MTS Securities assume any obligation to conduct, any physical inspection of the properties or facilities of Entasis or any of its subsidiaries. MTS Securities did not consider any potential legislative or regulatory changes then-currently being considered or that may be adopted by any governmental or regulatory bodies or any potential changes in accounting methods or generally accepted accounting principles that may be adopted.
MTS Securities assumed that the representations and warranties of each party contained in each of the Merger Agreement and the Support Agreements and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party thereto will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement or the Support Agreements and any other agreement contemplated thereby, that all conditions to the consummation of any of the Transactions will be satisfied without waiver thereof and that the Transactions will be consummated in accordance with the terms of the Merger Agreement and the Support Agreements without waiver, modification or amendment of any term, condition or agreement thereof. MTS Securities assumed that the final form of each of the Merger Agreement and the Support Agreements will be, in all respects relevant to its analysis, identical to the draft merger agreement and the draft support agreements, respectively. MTS Securities also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with any of the Transactions will be obtained and that, in the course of obtaining any of those consents and approvals, no restrictions will be imposed or waivers made that would have an adverse effect on Entasis, Innoviva or the benefits contemplated to be realized as a result of the Transactions.

The MTS Opinion was necessarily based on economic, market, financial and other conditions as existing, and on the information made available to MTS Securities, as of the date of the MTS Opinion. It should be understood that, although subsequent developments may affect the conclusion reached in the MTS Opinion, MTS Securities does not have any obligation to update, revise or reaffirm the MTS Opinion.
The MTS Opinion addresses solely the fairness, from a financial point of view and as of the date thereof, to the holders of Shares (other than Innoviva, Merger Sub and their respective affiliates and holders of Excluded Shares) of the Offer Price to be received by such holders pursuant to the Transactions and does not address any other terms in the Merger Agreement or any other agreement relating to any of the Transactions or any other aspect or implication of any of the Transactions, including any financing arrangements to be entered into in connection with the Transactions. The MTS Opinion does not address Entasis’ underlying business decision to proceed with the Transactions or the relative merits of the Transactions compared to other alternatives available to Entasis. MTS Securities expressed no opinion as to the prices or ranges of prices at which shares or other securities of any person, including Shares, will trade at any time, including following the announcement or consummation of the Transactions. For purposes of the MTS Opinion, MTS Securities did not consider any impact of any additional rights or obligations of any holder of Shares pursuant to any Support Agreements entered into by such holders with Innoviva in connection with the Transactions. MTS Securities was not requested to opine as to, and the MTS Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to any of the Transactions, or any class of such persons, relative to the consideration to be received by holders of Shares in connection with the Transactions or with respect to the fairness of any such compensation.
In accordance with customary investment banking practice, MTS Securities employed generally accepted valuation methods in reaching its opinion. The issuance of the MTS Opinion was approved by an opinion committee of MTS Securities.
Summary of Financial Analyses
MTS Securities performed a variety of financial analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, MTS Securities considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions MTS Securities reached were based on all the analyses and factors presented, taken as a whole, and also on application of MTS Securities’ own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. MTS Securities therefore gave no opinion as to the value or merit standing alone of any one or more parts of the analyses. No company or transaction used in any analysis for purposes of comparison was identical to Entasis. Accordingly, an analysis of the results of the comparisons was not mathematical; rather, it involved complex considerations and judgments about differences in the companies and transactions to which Entasis was compared and other factors that could affect the public trading value or transaction value of the companies. Furthermore, MTS Securities believes that the summary provided and the analyses described below must be considered as a whole and that selecting any portion of the analyses, without considering all of them, would create an incomplete view of the process underlying MTS Securities’ analysis and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described below should not be taken to be the view of MTS Securities with respect to the actual value of Entasis or the Shares.
Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of the corresponding summaries and are alone not a complete description of the financial analyses performed by MTS Securities. Considering the data in the tables below without considering the corresponding full narrative descriptions of the financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of the financial analyses performed by MTS Securities.
In performing its analyses, MTS Securities made numerous assumptions with respect to industry performance, general business, regulatory and economic conditions and other matters, all of which are beyond MTS Securities’ control and many of which are beyond the control of Entasis and/or Innoviva. Any estimates used by MTS Securities in its analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

MTS Securities performed standalone valuation analyses of Entasis using a variety of valuation methodologies, as described below. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 22, 2022 and is not necessarily indicative of current market conditions.
Entasis Valuation Analysis
Historical Stock Price Performance
MTS Securities reviewed for informational purposes only the share price trading history of the Shares for the period beginning on May 20, 2021 and ending on May 20, 2022. During this period, Shares traded as low as $1.40 per Share and as high as $3.88 per Share, compared to the closing price per Share on May 20, 2022 of $1.80 per share and the Offer Price in the Offer and the Merger of $2.20 per Share.
In addition, MTS Securities reviewed the volume-weighted average trading price per Share (referred to as “VWAP”) over the 5 trading day, 10 trading day, 20 trading day, 30 trading day, 60 trading day, 90 trading day, 120 trading day, six-month, and 12-month periods ending on May 20, 2022. These VWAPs (in the case of the 5-trading day and 10-trading day VWAPs, reflecting immaterial updates for then-current trading prices) are set forth in the table below.
Trading Period	VWAP
5 Trading Days	$1.78
10 Trading Days	$1.80
20 Trading Days	$1.83
30 Trading Days	$1.84
60 Trading Days	$1.80
90 Trading Days	$1.73
120 Trading Days	$1.81
6 Months	$1.86
12 Months	$2.65
This review indicated a range $1.73 to $2.65 per Share, as compared to the Offer Price in the Offer and the Merger equal to $2.20 per Share.
The Share price trading history and volume weighted average trading prices were provided to the Entasis Board for informational purposes only and were not relied upon by MTS Securities for valuation purposes.
Entasis Valuation Analysis
MTS Securities analyzed the valuation of Entasis using three different methodologies: a discounted cash flow analysis, a public trading comparable companies analysis and a precedent transactions analysis. The results of each of these analyses are summarized below.
Discounted Cash Flow Analysis
MTS Securities calculated the present value of the cash flows to be generated by Entasis during the period beginning on June 30, 2022 and ending on December 31, 2035 based on the Projections, per Entasis’ management. At the direction of Entasis, MTS Securities conducted certain sensitivity analyses in connection with this discounted cash flow analysis using the following assumptions: (i) 95% cumulative regulatory probability of success for SUL-DUR sales and milestones, (ii) 66% cumulative regulatory probability of success for Zoliflodacin, (iii) US net sales of SUL-DUR based on 27,000 carbapenem-resistant Acinetobacter cases per year with 60% peak market share, (iv) US net sales of Zoliflodacin based on 1.425 million uncomplicated gonorrhea cases per year with 20% peak market share, and (v) commercial launch for both SUL-DUR and Zoliflodacin in 2025 by partners, as provided by Entasis’ management, discounted back to June 30, 2022, and based upon a weighted average cost of capital range of 18% to 20%, reflecting estimates of Entasis’ weighted average cost of capital, based upon MTS Securities’ analysis of the cost of capital for Entasis’ publicly traded comparable companies described below. MTS Securities also calculated the present value of cash flows to be generated by Entasis utilizing a revenue achievement factor range of 75% to 100% to derive an implied price per Share value assuming product approval in 2023.

MTS Securities utilized the unlevered free cash flows (defined as earnings before interest and taxes, less income tax expense, less changes in net working capital (net operating profit after tax and unlevered free cash flow assumed to be equivalent due to lack of net working capital or capital expenditures), based on the Company Projections, that Entasis’ management reasonably projected Entasis will generate during the period beginning on June 30, 2022 and ending on December 31, 2035, taking into account the sensitivity metrics described above, and assuming no terminal value. The unlevered free cash flows were then discounted to present values using a range of discount rates based on Entasis’ estimated weighted average cost of capital as described above.
The following table reflects the ranges of implied price per Share of Entasis implied by this discounted cash flow analysis for each sensitivity metric described above and using the range of discount rates based on Entasis’ estimated weighted average cost of capital, rounded to the nearest $0.05, as compared to the Offer Price under the Merger Agreement equal to $2.20 per Share:
Metric	Metric Range	Implied Price Per Share of Entasis
Weighted Average Cost of Capital (2023 Approval Year)	18% – 20%	$1.65 – $1.80
Weighted Average Cost of Capital (Delayed Approval Year of 2024)	18% – 20%	$1.10 – $1.30
Revenue Achievement Factor with 19% WACC	75% – 125%	$1.25 – $2.05
Public Trading Comparable Companies Analysis
MTS Securities reviewed and compared the projected operating performance of Entasis with publicly available information concerning other publicly traded comparable companies and reviewed the current market price of certain publicly traded securities of such other companies that MTS Securities deemed relevant. MTS Securities selected the following publicly-traded companies based on late-stage clinical status and anti-infective focus area:
•	Matinas BioPharma Holdings, Inc.
•	ContraFect Corporation
•	Daré Bioscience, Inc.
•	PolyPid Ltd.
•	Spero Therapeutics, Inc.
•	Iterum Therapeutics plc
•	Cidara Therapeutics, Inc.
•	Aridis Pharmaceuticals, Inc.
Although none of the selected companies is directly comparable to Entasis, MTS Securities included these companies in its analysis because they are publicly-traded companies with certain characteristics that, for purposes of analysis, may be considered similar to certain characteristics of Entasis. MTS Securities calculated the enterprise value for the selected companies, as of May 20, 2022, by multiplying the closing price per share of common stock of such company on such date by the number of such company’s fully diluted outstanding shares, using the treasury stock method, and deducting from that result such company’s total cash and cash equivalents and adding book value of debt. The table below shows the enterprise values calculated for each comparable company as of May 20, 2022:
Publicly Traded Comparable Company	Enterprise Value (millions)
Matinas BioPharma Holdings, Inc.	$113
ContraFect Corporation	$100
Daré Bioscienc, Inc.	$59
PolyPid Ltd.	$68
Spero Therapeutics, Inc.	$(59)
Iterum Therapeutics plc	$(3)
Cidara Therapeutics, Inc.	$7
Aridis Pharmaceuticals, Inc.	$19

MTS Securities derived a range of implied enterprise values for the comparable companies, and derived implied per share value calculated on the basis of pro forma Shares outstanding per Entasis management. MTS Securities calculated this implied price per Share value range for Entasis by using all of the companies in the above-referenced publicly-traded comparable companies. The table below notes the implied price per Share value range of Entasis, rounded to the nearest $0.05 per Share, as compared to the Offer Price in the Offer and the Merger equal to $2.20 per Share:
Metric	Metric Range (millions)	Implied Price per Share of Entasis
Enterprise Value	$4 – $76	$0.70 - $1.85
With respect to each selected publicly-traded comparable company, MTS Securities also calculated enterprise value as a multiple of the consensus estimated peak revenues for such company. The results of this analysis are summarized as follows:
Metric	Metric Range	Implied Price per Share of Entasis
Enterprise Value/Peak Sales	0.01x – 0.09x	$0.65 - $1.15
MTS Securities also applied an enterprise value to peak revenue multiple range of 0.01x to 0.09x derived from the above analysis to Entasis’ estimated aggregate peak U.S. sales of $400 million. This analysis indicated an implied per Share value range, rounded to the nearest $0.05 per Share, of $0.65 to $1.15, as compared to the Offer Price in the Offer and the Merger equal to $2.20 per Share.
Precedent Transactions Analysis
MTS Securities reviewed and analyzed the proposed financial terms of the Transactions as compared to the financial terms of certain selected business combinations that MTS Securities deemed relevant and the consideration paid in such transactions. MTS Securities examined selected business combinations or asset transactions since October 2017 involving companies or assets with late-stage clinical status and anti-infective focus area. MTS Securities reviewed and analyzed certain publicly available information for the following 6 business combinations:
Date Announced	Target	Acquiror
Mar-2020	Tetraphase Pharmaceuticals, Inc.	La Jolla Pharmaceutical Company
Jun-2020	Correvio Pharma Corp.	Advanz Pharma Corp. Limited
Mar-2020	Melinta Therapeutics, Inc.	Deerfield Management, L.P.
Jul-2018	Zavante Therapeutics Inc.	Nabriva Therapeutics plc
Nov-2017	The Medicines Company	Melinta Therapeutics, Inc.
Oct-2017	Symbiomix Therapeutics, LLC	Lupin Ltd.
Although none of the selected transactions is directly comparable to the Transactions contemplated by the Merger Agreement, the target companies in the selected transactions are companies with certain characteristics that, for the purposes of analysis, may be considered similar to Entasis, and as such, for purposes of analysis, the selected transactions may be considered similar to the Transactions. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operations, financial condition and prospects of Entasis and the companies included in the selected transactions analysis.
Financial data for the precedent transactions was based on publicly available information at the time of the announcement of the relevant transactions that MTS Securities obtained from SEC filings, relevant press releases, S&P Capital IQ, Cortellis, and company websites as of May 20, 2022. Using this information, MTS Securities calculated, for each selected transaction (i) the upfront consideration, (ii) total consideration, and (iii) the total transaction value as a multiple of estimated unadjusted peak revenues of the target company (to the extent available).

The results of the analysis for these selected comparable acquisitions are summarized as follows:
Metric	Metric Range	Implied Price per Share of Entasis
Upfront Consideration	$45mm – $124mm	$1.30 – $2.40
Total Consideration	$88mm – $148mm	$1.95 – $2.65
Transaction Value/Peak Sales	0.13x – 0.26x	$1.40 – $2.15
Comparable transactions were considered for both their upfront and total transaction values to best evaluate each transaction’s considerations and because contingent value rights were common for the comparable transactions.
The analysis indicated an implied per Share value range, rounded to the nearest $0.05 per Share, of $1.30 – $2.40 per Share by using the upfront transaction value of the selected comparable M&A companies and subtracting Entasis’ net debt and then dividing by the fully diluted Shares outstanding of Entasis at the implied per Share value as of May 20, 2022 and $1.95 to $2.65 per Share by using the total transaction value of the selected comparable M&A companies and subtracting Entasis’ net debt and then dividing by Entasis’ fully diluted Shares outstanding at the implied per Share value as of May 20, 2022.
MTS also applied a total transaction value to peak revenue multiple range of 0.13x to 0.26x derived from the above analysis of the selected comparable transactions to Entasis’ estimated peak U.S. sales of $400 million (based upon the Company Projections). This analysis indicated an implied per Share value range, rounded to the nearest $0.05 per Share, of $1.40 to $2.15 per Share.
MTS Securities observed each of these implied per Share value ranges as compared to the Offer Price in the Offer and the Merger equal to $2.20 per Share.
Miscellaneous
The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, MTS Securities did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, MTS Securities made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.
The MTS Opinion was one of the many factors taken into consideration by the Entasis Board and the Special Transactions Committee in making their determinations to recommend and approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Entasis Board (or any committee thereof) with respect to consideration to be received by the holders of Shares pursuant to the Transactions or any other terms of any of the Transactions or of whether the Entasis Board would have been willing to agree to different terms. The Offer Price to be received in the Offer and the Merger was determined through arm’s-length negotiations between Entasis and Innoviva and was approved by the Entasis Board. MTS Securities and its affiliates provided advice to Entasis during these negotiations. However, neither MTS Securities nor any of its affiliates recommended any specific amount of consideration to Entasis or the Entasis Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.
MTS Securities has consented to the use of the MTS Opinion in this Schedule 14D-9; however, MTS Securities has not assumed any responsibility for the form or content of this Schedule 14D-9. MTS and its affiliates, as part of their investment banking services, are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, and for other purposes. As noted above, MTS acted as exclusive financial advisor to Entasis in connection with the merger and participated in certain of the negotiations leading to the Merger Agreement. Entasis selected MTS as its exclusive financial advisor because it is nationally recognized in the healthcare and biotechnology industries as having investment banking professionals with significant experience in healthcare and biotechnology investment banking and merger and acquisition transactions, including transactions similar to the Transactions.
Pursuant to an engagement letter agreement, dated as of September 27, 2021, between Entasis and MTS, Entasis engaged MTS to act as its exclusive financial advisor in connection with Entasis’ consideration, evaluation and/or exploration of certain potential merger and acquisition transactions or similar transactions. As permitted by the terms of the engagement letter and pursuant to MTS’s internal policies, MTS Securities, a wholly owned subsidiary of MTS, delivered the MTS Opinion. As compensation for MTS and its affiliates’ financial advisory services, Entasis paid a nonrefundable retainer fee of $100,000 in connection with the execution of such engagement letter and paid an additional fee of $500,000 for rendering the MTS Opinion in connection with the Entasis Board’s consideration of the proposed transaction with Innoviva, which fee was not contingent upon the successful completion of the Offer or the Merger or the conclusion reached in the MTS Opinion. Upon the consummation of the Offer, Entasis will be obligated to pay to MTS a fee equal to approximately $2.56 million, with all fees previously paid by Entasis pursuant to the engagement letter credited towards such amount, including the fee paid by Entasis upon delivery of the MTS Opinion. In addition, Entasis has agreed to reimburse to MTS and its affiliates for their out-of-pocket expenses incurred, and to indemnify MTS and its related persons for certain liabilities that may arise, in each case, in connection with any of the matters contemplated by the engagement letter.
In the two years prior to the date of the MTS Opinion, MTS has not had a material relationship with, nor otherwise received fees from, Entasis or Innoviva or any other parties to the Merger Agreement. Except as noted above, neither MTS nor MTS Securities has had a material relationship with, or otherwise received fees from, Entasis or Innoviva or any other parties to the Merger Agreement during the two years preceding the date of the MTS Opinion. MTS, MTS Securities and their affiliates may seek to provide investment banking or financial advisory services to Entasis and Innoviva and/or certain of their respective affiliates in the future and would expect to receive fees for the rendering of any such services.
Certain Prospective Financial Information.
The Company does not, as a matter of course, publicly disclose long-range forecasts or projections as to future performance, earnings or other results due in part to the inherent unpredictability of the underlying assumptions, estimates and projections and the likelihood that the underlying assumptions, estimates and projections may not be realized.
The Company’s management developed the Company Projections. In preparing the Company Projections, the company considered the timing and costs of advancing its product candidates through development, regulatory approval and commercialization, the lack of adequate financial resources to achieve such objectives on a standalone basis and the likely impediments to obtaining sufficient financial resources. The Company therefore developed the Company Projections to forecast future revenues from its two most advanced product programs – SUL-DUR and zoliflodacin – based on the assumption that each program would be partnered on an exclusive basis with the partner having full and sole responsibility for commercialization of the products. The Company Projections further assumed that the Company would cease development work on its other product programs, attempt to monetize them and streamline its operations. The Company Projections reflect anticipated royalty and milestone revenues from the partnership relationships based on the Company’s latest assumptions regarding future product sales and market sizes. The Company Projections were risk adjusted for the probability of success of, among other things, obtaining regulatory approvals and meeting anticipated launch dates and earning certain milestone and royalty payments from partners. The Entasis Board reviewed the Company Projections in connection with its evaluation of the Offer and the Merger and directed MTS Securities to use the Company Projections in connection with its analyses in connection with the rendering of the MTS Opinion to the Entasis Board, as described in the section entitled “—Opinion of MTS Securities, LLC.” No representatives of Innoviva were involved in this process with respect to the Company Projections, other than as described below with respect to their review of the Cost Scenarios (as defined below).
The Company also prepared certain cost projections for the remainder of fiscal year 2022 and the first half of fiscal year 2023 (the “Cost Scenarios” and, together with the Company Projections, the “Projections”). Among other things, the Cost Scenarios reflected the Company’s analysis of the pre-commercialization investment in SUL-DUR needed to get the Company to approval of SUL-DUR. Cost Scenario 1 provided the Company’s estimate of investments needed to secure regulatory approval and perform minimal commercialization activities whereas Cost Scenario 2 included additional amounts to be invested in commercialization-related activities to prepare for a more robust launch of SUL-DUR. Both Cost Scenarios were premised on there being no impediments to obtaining the necessary financing to operate the Company’s business as a going concern, notwithstanding the Company’s longstanding difficulty raising capital. The Cost Scenarios were provided to and discussed with representatives of Innoviva in connection with discussions with Innoviva to obtain additional bridge financing beyond that provided by the Bridge Financing. The information set forth in the Cost Scenarios had been discussed with the Entasis Board on multiple occasions since at least December 2021 as part of the ongoing discussions of the Company’s budget and limited financial resources. The Cost Scenarios are being provided in this Schedule 14D-9 solely because the Cost Scenarios were made available to representatives of Innoviva. The Entasis Board considered, but did not rely upon, the information underlying the Cost Scenarios as well as other budget presentations provided by the Company’s management, in evaluating the potential transaction with Innoviva or in reaching their determination on May 22, 2023 to approve the Merger Agreement and the transactions contemplated thereby and to recommend that the Company’s stockholders (other than the Excluded Holders) accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, except as described below in relation to the Company Projections.
The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the Company’s control. Because the Projections cover multiple years, by its nature, this information becomes subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, development timelines, likelihood of clinical success, product pricing, market uptake, reimbursement and potential competition, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions and transactions that are subject to change and may not occur, at all or on the terms assumed. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to: the timing of and the Company’s ability to file, obtain and maintain its planned regulatory filings; the clinical utility of the Company’s product candidates and their potential advantages compared to other treatments; the Company’s ability to establish and maintain collaborations and to recognize the potential benefits of such collaborations; the Company’s intellectual property position and the duration of its patent rights; the Company’s estimates regarding anticipated operating losses; and other risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, subsequent Quarterly Report on Form 10-Q and Current Reports on Form 8-K, as well as the section entitled “Forward-Looking Statements” in this Schedule 14D-9. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.
Accordingly, the Projections may not be realized, and actual results may vary materially from those contained in the Projections. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and such Projections should not be relied upon as such. None of the Company, Innoviva, Merger Sub or any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ materially from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date on which the Projections were prepared or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, and the Projections have not been updated since the date of preparation to reflect subsequent developments or events that could impact the Company or its future financial performance, and should not be treated as guidance with respect to projected results for any fiscal year or other period. None of the Company, Innoviva or any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any Company stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved or that any intervening event, development, change or result since the date of preparation of the Projections has not rendered the Projections unreliable or no longer current. The Company made no representation to Innoviva, in the Merger Agreement or otherwise, concerning the Projections.
The Projections were developed under the assumption of the Company’s continued standalone operation and did not give effect to any changes or expenses as a result of the Transactions or reflect any effects of the Transactions or the effect of the failure of the Transactions to be consummated. The Projections were prepared by the Company’s management for internal use, the Company Projections were prepared for use by MTS Securities, and the Cost Scenarios were provided to Innoviva. The Projections were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Certain of the Projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. Such non-GAAP financial measures should not be considered as an alternative to operating income or net income as measures of operating performance, or as an alternative to cash flows, as a measure of liquidity. Neither the Company’s independent registered public accounting firm, nor any other independent accountant, has audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any other form of assurance related thereto. The Projections presented below are included solely to give the Company stockholders access to certain long-range financial projections that were available to the Entasis Board in the ordinary course prior to any discussion of a potential transaction with Innoviva.
In light of the foregoing factors and the uncertainties inherent in the Projections, the Company stockholders are cautioned not to place undue, if any, reliance on the Projections.
The following tables present selected elements of the Projections.
Company Projections
($ in millions)	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
SUL-DUR US Milestones / Royalties (Risk Adj.)	—	14	—	3	18	35	26	64	45	50	92	56	52	—
SUL-DUR Ex-U.S. Milestones / Royalties (Risk Adj.)	—	10	4	6	1	2	8	6	7	16	10	12	13	6
Zoliflodacin US Milestones / Royalties (Risk Adj.)	—	5	3	0	0	1	1	3	4	10	13	16	4	—
Total Revenue (Risk-Adjusted Net Sales)	—	30	7	8	19	38	35	72	56	76	115	84	69	6
Gross Profit	—	30	7	1	18	30	30	66	48	67	105	72	59	4
Operating Expenses	(36)	(16)	(3)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
EBIT	(36)	14	5	1	17	29	30	65	48	66	104	72	59	4
Cost Scenarios
Cost Scenario 1:
($ in millions)	2022					2023			Total
	Q1	Q2	Q3	Q4	Total 2022	Q1	Q2	Total 1H of 2023
Internal Costs	9.2	4.4	4.8	5.8	24.3	5.5	5.1	10.6	34.9
SUL -DUR NDA External Supporting Costs	7.1	4.3	2.4	1.8	15.7	1.0	(2.1)	(1.1)	14.6
Sub Total Operating Costs	16.4	8.7	7.3	7.6	40.0	6.5	3.0	9.5	49.5
Additions:
SUL- DUR Pre-Commercial Activities(CMC/Comm/Med Affairs)	0.1	4.7	4.6	7.6	17.0	4.9	1.8	6.7	23.7
Total Additions:	0.1	4.7	4.6	7.6	17.0	4.9	1.8	6.7	23.7
Total Operating Costs	16.5	13.4	11.9	15.2	57.0	11.4	4.8	16.2	73.2
Cost Scenario 2:
($ in millions)	2022					2023			Total
	Q1	Q2	Q3	Q4	Total 2022	Q1	Q2	Total 1H of 2023
Internal Costs External Programs Costs:	9.2	4.4	4.8	5.8	24.3	5.5	5.1	10.6	34.9
SUL-DUR	7.1	4.3	2.4	1.8	15.6	1.0	(2.1)	(1.1)	14.5
Zoliflodacin	0.0	0.0	0.1	0.0	0.1	0.1	0.0	0.1	0.2
ETX0282	0.0	0.0	0.3	0.4	0.7	0.5	0.3	0.8	1.5

($ in millions)	2022					2023			Total
	Q1	Q2	Q3	Q4	Total 2022	Q1	Q2	Total 1H of 2023
ETX0462	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
NBP2 (net of reimbursement)	(0.3)	(0.2)	0.0	0.0	(0.5)	0.0	0.0	0.0	(0.5)
ETX1145	0.4	0.2	0.4	0.3	1.3	0.3	0.0	0.3	1.6
Total External Program Costs	7.1	4.3	3.2	2.5	17.2	1.9	(1.8)	0.1	17.3
Sub Total Operating Costs	16.4	8.7	8.1	8.3	41.5	7.4	3.3	10.7	52.2
Additions:
SUL- DUR Pre-Commercial Activities(CMC/ Comm/Med Affairs)	0.1	4.7	4.6	7.6	17.0	4.9	1.8	6.7	23.7
Additional SUL-DUR Pre-Commercial Activities (CMC/Comm/Med Affairs)			3.0	3.9	6.9	6.5	8.1	14.6	21.5
Total Additions:	0.1	4.7	7.7	11.5	23.9	11.4	9.9	21.3	45.3
Total Operating Costs	16.5	13.4	15.7	19.8	65.5	18.8	13.2	32.0	97.5
Intent to Tender.
To the knowledge of the Company, each executive officer, director, affiliate (excluding Innoviva) and subsidiary of the Company currently intends to tender into the Offer all Shares held of record or beneficially owned by such person and over which he or she has sole dispositive power. Other than the directors that entered into the Support Agreements, there are no agreements requiring them to do so.
Item 5.	Person/Assets, Retained, Employed, Compensated or Used.
Entasis retained MTS as its exclusive financial advisor in connection with the Transactions and, in connection with such engagement, MTS Securities provided to the Entasis Board the MTS Opinion described in Item 4 under the headings “—Opinion of MTS Securities, LLC” and “—Background of the Offer and the Merger” and filed as Annex B hereto and incorporated herein by reference. Entasis selected MTS as its exclusive financial advisor because it is nationally recognized in the healthcare and biotechnology industries as having investment banking professionals with significant experience in healthcare and biotechnology investment banking and merger and acquisition transactions, including transactions similar to the Transactions.
In connection with MTS’s services as Entasis’ exclusive financial advisor, Entasis paid a nonrefundable retainer fee of $100,000 in connection with the execution of the related engagement letter and paid an additional fee of $500,000 for rendering the MTS Opinion in connection with the Entasis Board’s consideration of the proposed transaction with Innoviva, which fee was not contingent upon the successful completion of the Offer or the Merger or the conclusion reached in the MTS Opinion. Upon the consummation of the Offer, Entasis will be obligated to pay to MTS a fee equal to approximately $2.56 million, with all fees previously paid by Entasis pursuant to the engagement letter credited towards such amount, including the fee paid by Entasis upon delivery of the MTS Opinion. In addition, Entasis has agreed to reimburse to MTS and its affiliates for their out-of-pocket expenses incurred, and to indemnify MTS and its related persons for certain liabilities that may arise, in each case, in connection with any of the matters contemplated by the engagement letter.
The Company has engaged Innisfree to assist it in connection with the Company’s communications with its stockholders related to the Offer. The Company has agreed to pay customary compensation to Innisfree for such services. In addition, the Company has agreed to reimburse Innisfree for certain reasonable and documented out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of its engagement.
Other than as disclosed herein, the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or related matters.

Item 6.	Interest in Securities of the Subject Company.
No transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or any pension, profit-sharing or similar plan of the Company or affiliate during the 60 days prior to the date of this Schedule 14D-9.
Item 7.
Purposes of the Transaction and Plans or Proposals.
Except as indicated in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9 or in any documents incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.
Except as indicated in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9 or in any documents incorporated in this Schedule 14D-9 by reference), there are no transactions, Board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.
Item 8.	Additional Information.
Named Executive Officer Golden Parachute Compensation.
See Item 3 above under the heading “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements with the Company’s Directors and Executive Officers—Golden Parachute Compensation” for information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger, which is incorporated herein by reference.
Appraisal Rights.
Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.
The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.
Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.
Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.
Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.
Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the “fair value.” The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.
Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If you fail to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights will be lost. If you elect to demand appraisal of your Shares under Section 262 of the DGCL, you must satisfy each of the following conditions:
•
You must deliver to the Company (at the address set forth below) a written demand for appraisal of your Shares by the later of: (i) the consummation of the Offer, which the Company anticipates will be at one minute after 5:00 p.m. Eastern Time, on July 7, 2022, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14e-1 promulgated under the Exchange Act) following the commencement of the Offer, unless Merger Sub extends the Offer pursuant to the terms of the Merger Agreement, and (ii) 20 days after the mailing of this Schedule 14D-9 (which date of mailing was on or about June 7, 2022). The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	You must not tender your Shares in the Offer (or otherwise waive your appraisal rights); and
•
You must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time, because any appraisal rights you have with respect to such Shares will be lost if your Shares are transferred prior to the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the Effective Time, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.
All written demands for appraisal should be addressed to:
Entasis Therapeutics, Inc.
35 Gatehouse Drive
Waltham, Massachusetts 02451
The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).
A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.
A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the “fair value” of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the “fair value” of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.
Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates, if any, to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings.
After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the “fair value” of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the “fair value.” Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time.
In determining “fair value,” the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of “fair value,” the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Stockholders considering appraisal should be aware that the “fair value” of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery. Neither Innoviva nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Innoviva and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the “fair value” of a Share is less than the Offer Price.
Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the “fair value” of the Shares, together with interest, if any, by the

Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.
The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.
Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.
At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.
If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.
The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Schedule 14D-9.
Anti-Takeover Statutes.
As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Entasis Board approved the transactions whereby Innoviva became an interested stockholder in 2020. In connection with its approval of the Merger Agreement, the Offer and the Merger, the Entasis Board adopted a resolution approving the Merger Agreement, including the consummation of the Offer and the Merger in accordance with the terms of the Merger Agreement, for purposes of Section 203.
The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, Innoviva, Merger Sub, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of the Company, Innoviva, Merger Sub, and their respective board of directors shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Innoviva and Merger Sub might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Merger Sub might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Merger Sub may not be obligated to accept for payment or pay for any tendered Shares.
Regulatory Approvals.
The Company is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required as a result of Innoviva’s or Merger Sub’s acquisition or ownership of the Shares. There can be no assurance that any governmental authority will not challenge the acquisition of the Shares on competition or other grounds and if a challenge is made, the results cannot be predicted.
Rule 13e-3.
Because Innoviva is an affiliate of the Company, the Offer and other transactions contemplated by the Merger Agreement constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain information concerning the Company and certain information relating to the fairness of the Offer, the Merger and the consideration offered to the Company’s stockholders in the Offer and the Merger be filed with the SEC and disclosed to the stockholders prior to consummation of the Offer and the Merger. Such information has been provided in this Schedule 14D-9, the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Innoviva and Merger Sub, and the Rule 13e-3 Transaction Statement filed by the Company (including the exhibits thereto).
Stockholder Approval of the Merger Not Required.
Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of the stock of a public corporation (other than holders of stock for which appraisal rights have been validly perfected or stock owned by the acquiror, the target corporation or any of their respective wholly owned subsidiaries), the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and the holders of stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports.
For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2022, each of which has been filed with the SEC.
Forward-Looking Statements.
This document includes statements that are not statements of historical fact, or “forward-looking statements,” including with respect to Innoviva’s proposed acquisition of the Company. Such forward-looking statements include, but are not limited to, the ability of Innoviva and Company to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer contemplated thereby and the other conditions set forth in the Merger Agreement, statements about the expected timetable for completing the transaction, Innoviva’s and the Company’s beliefs and expectations and statements about the benefits sought to be achieved in Innoviva’s proposed acquisition of the Company, the potential effects of the acquisition on both Innoviva and the Company, the possibility of any termination of the Merger Agreement, as well as the expected benefits and success of the Company’s product candidates. Many of these risks and uncertainties are beyond the Company’s control. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable or at all, or with respect to product candidates that they will receive the necessary regulatory approvals or that they will prove to be commercially successful. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.
Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of the Company’s stockholders unaffiliated with Innoviva will tender their shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Merger and the Offer contemplated by the Merger Agreement may not be satisfied or waived; the effects of disruption from the transactions contemplated by the Merger Agreement and the impact of the announcement and pendency of the transactions on the Company’s business; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability, and diversion of management time and attention from managing the Company’s affairs; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; global trends toward health care cost containment; technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approval; manufacturing difficulties or delays; financial instability of international economies and sovereign risk; dependence on the effectiveness of the Company’s and Innoviva’s patents and other protections for innovative products; and the exposure to litigation, including patent litigation, and/or regulatory actions.
The Company and Innoviva undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the Company’s and Innoviva’s respective 2021 Annual Reports on Form 10-K and the Company’s and Innoviva’s other filings with the SEC available on the SEC’s website at www.sec.gov.

Item 9.	Exhibits.
The following Exhibits are filed with this Schedule 14D-9:
(a)(1)(A)	Offer to Purchase dated June 7, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Innoviva and Merger Sub on June 7, 2022).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement, published June 7, 2022 in the Wall Street Journal (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(3)(A)	Schedule 13E-3 Transaction Statement filed by Entasis, Innoviva and Merger Sub with the SEC on June 7, 2022 (incorporated by reference).

(a)(5)(A)	Joint Press Release issued by Entasis and Innoviva on May 23, 2022 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 23, 2022).

(a)(5)(B)	Opinion of MTS Securities, LLC, dated May 22, 2022 (included as Annex B to this Schedule 14D-9).

(e)(1)
Agreement and Plan of Merger, dated as of May 23, 2022, among Entasis, Innoviva and Merger Sub (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on May 23, 2022).

(e)(2)
Tender and Support Agreement, dated May 23, 2022, by and among Innoviva, Merger Sub and TPG GP A, LLC (incorporated herein by reference to Exhibit 99.1 to Innoviva’s Current Report on Form 8-K (File No. 000-30319), filed with the SEC on May 24, 2022.

(e)(3)
Form of Tender and Support Agreement for the Company’s Directors and Officers (incorporated herein by reference to Exhibit 99.2 to Innoviva’s Current Report on Form 8-K (File No. 000-30319), filed with the SEC on May 24, 2022.

(e)(4)	Entasis Therapeutics Holdings Inc. Amendment No. 1 to Annual Report on From 10-K (File No. 001-38670), filed with the SEC on May 2, 2022 (incorporated by reference).

(e)(5)
Securities Purchase Agreement, by and between the Company and Innoviva, Inc., dated April 12, 2020 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on April 13, 2020).

(e)(6)
Securities Purchase Agreement, by and between the Company and the Investors named therein, dated August 27, 2020 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on September 1, 2020).

(e)(7)
Securities Purchase Agreement, dated May 3, 2021, by and between the Company and Innoviva Strategic Opportunities (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on May 3, 2021).

(e)(8)
Securities Purchase Agreement, dated February 17, 2022, by and between the Company and Innoviva Strategic Opportunities (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on February 18, 2022).

(e)(9)
Registration Rights Agreement, by and between the Company and Innoviva, Inc., dated April 22, 2020 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on April 22, 2020).

(e)(10)
Registration Rights Agreement, by and between the Company and the Investors named therein, dated September 1, 2020 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on September 1, 2020).

(e)(11)
Registration Rights Agreement, by and between the Company and Innoviva Strategic Opportunities LLC, dated May 3, 2021 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on May 3, 2021).

(e)(12)
Registration Rights Agreement, dated February 18, 2022 by and between the Company and Innoviva (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on February 18, 2022).

(e)(13)	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on April 13, 2020).

(e)(14)	Form of Common Stock Purchase Warrant (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on September 1, 2020).

(e)(15)
Form of Pre-Funded Common Stock Purchase Warrant (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on September 1, 2020).

(e)(16)	Form of Common Stock Purchase Warrant (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on May 3, 2021).

(e)(17)
Convertible Promissory Note, dated February 18, 2022 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on February 18, 2022).

(e)(18)	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on February 18, 2022).

(e)(19)
Investor Rights Agreement, by and between the Company and Innoviva, Inc., dated April 22, 2020 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on April 22, 2020).

(e)(20)
Amendment No. 1 to Investor Rights Agreement, by and between the Company and Innoviva, Inc., dated May 23, 2022 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on May 23, 2022).

(e)(21)
Form of Indemnification Agreement by and between the Company and each of its directors and officers (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-1/A (File No. 333-226920), filed with the SEC on September 18, 2018).

(e)(22)*	2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-38670), filed with the SEC on November 14, 2018).

(e)(23)*
First Amendment to 2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (File No. 001-38670), filed with the SEC on August 6, 2020).

(e)(24)*
Forms of Stock Option Grant Notice and Stock Option Agreement under the 2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 (File No. 333-226920), filed with the SEC on August 17, 2018).

(e)(25)*	2018 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q (File No. 001-38670), filed with the SEC on November 14, 2018).

(e)(26)*
Amended and Restated Stock Incentive Plan (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (File No. 333-226920), filed with the SEC on August 17, 2018).

(e)(27)*
Form of Nonqualified Stock Option Agreement (Senior Management) under the Amended and Restated Stock Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (File No. 333-226920), filed with the SEC on August 17, 2018).

(e)(28)*
Form of Incentive Stock Option Agreement (Senior Management) under the Amended and Restated Stock Incentive Plan (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 (File No. 333-226920), filed with the SEC on August 17, 2018).

(e)(29)*
Employment Agreement between the Company and Manoussos Perros, effective September 25, 2018 (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-1/A (File No. 333-226920), filed with the SEC on September 18, 2018).

(e)(30)*
Employment Agreement between the Company and Ruben Tommasi, effective September 25, 2018 (incorporated herein by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K (File No. 001-38670), filed with the SEC on March 29, 2019).

(e)(31)*
Form of Restricted Stock Unit Grant Notice (Time-Based) (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on November 6, 2020).

(e)(32)*
Form of Restricted Stock Unit Grant Notice (Performance-Based) (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on November 6, 2020).

(e)(33)*
Form of Restricted Stock Unit Grant Agreement (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-38670), filed with the SEC on November 6, 2020).

(e)(34)*
Form of Executive Officer Employment Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-38670), filed with the SEC on May 7, 2020).

(e)(35)*
Second Amended Non-Employee Director Compensation Policy, as amended January 1, 2022 (incorporated herein by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K (File No. 001-38670), filed with the SEC on March 3, 2022).

(e)(36)*
Amendment to Incentive Stock Option Agreement for senior management under the 2015 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-K (File No. 001-38670), filed with the SEC on March 3, 2022).

(e)(37)*
Amendment to Nonqualified Stock Option Agreement for senior management under the 2015 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K (File No. 001-38670), filed with the SEC on March 3, 2022).

(e)(38)*
Amendment to Stock Option Agreements under the 2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.29 to the Company’s Annual Report on Form 10-K (File No. 001-38670), filed with the SEC on March 3, 2022).

(e)(39)*
Amendment to Restricted Stock Unit Agreements under the 2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.30 to the Company’s Annual Report on Form 10-K (File No. 001-38670), filed with the SEC on March 3, 2022).

(e)(40)*
Amended Stock Option Agreement under the 2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K (File No. 001-38670), filed with the SEC on March 3, 2022).

(e)(41)*
Amended Restricted Stock Unit Agreement under the 2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K (File No. 001-38670), filed with the SEC on March 3, 2022).

(e)(42)*	Form of Retention Bonus Award Memo (incorporated herein by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K (File No. 001-38670), filed with the SEC on March 3, 2022).

(e)(43)*	First Amendment to Employment Agreement between the Company and Manoussos Perros, to be effective at the Effective Time

(e)(44)*	First Amendment to Employment Agreement between the Company and Ruben Tommasi, to be effective at the Effective Time

(e)(45)*	Form of Non-Competition Agreement between the Company and Manoussos Perros (included as Exhibit A to Exhibit (e)(43))

(e)(46)*	Form of Non-Competition Agreement between the Company and Ruben Tommasi (included as Exhibit A to Exhibit (e)(44))

(e)(47)*	Letter Agreement between the Company and Manousso Perros, dated May 21, 2022
*	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 7, 2022	ENTASIS THERAPEUTICS HOLDING INC.

By: /s/ Elizabeth M. Keiley

Name: Elizabeth M. Keiley
Title: General Counsel

ANNEX A

BUSINESS AND BACKGROUND OF THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS
Directors
David Meek has served as Chairman of the Entasis Board since June 2019. Mr. Meek is an executive biopharma leader with more than 30 years of experience in the industry, where he has held various global executive positions in major pharmaceutical and biotechnology companies. Most recently, Mr. Meek has served as chief executive officer and a director of Mirati Therapeutics, a clinical stage targeted oncology company since September 2021. From July 2016 to December 2020, Mr. Meek was chief executive officer and a member of the board of Ipsen Biopharmaceuticals, Inc., a public biopharma company. Prior to joining Ipsen, from July 2014 to June 2016, he was executive vice president and president of the oncology division of Baxalta prior to its acquisition by Shire. He previously served as chief commercial officer of Endocyte from August 2012 to July 2014. Mr. Meek also spent eight years at Novartis as a global franchise head from 2005 to 2007, chief executive officer of Novartis Canada from 2007 to 2009, and region head of oncology for northern, central and eastern Europe from 2010 to 2012. He began his biopharma career at Johnson & Johnson and Janssen Pharmaceuticals where he worked from 1989 to 2004, holding increasingly senior levels of executive roles. Mr. Meek also serves as a director for uniQure. Mr. Meek holds a B.A. from the University of Cincinnati.
Heather Preston, M.D., has served as a member of the Entasis Board since August 2017. Dr. Preston has served as a managing partner at Pivotal bioVenture Partners since July 2018 and as a senior advisor to TPG Biotech, a biotechnology venture capital firm, since July 2018. Dr. Preston was previously a partner and managing director at TPG Biotech from 2005 to July 2018. Prior to joining TPG Biotech, Dr. Preston served for two years as a medical device and biotechnology venture capital investor at J.P. Morgan Partners, LLC, a private equity firm. Prior to that, she was an entrepreneur-in-residence at New Enterprise Associates, a venture capital firm, and was a leader of the pharmaceutical and medical products consulting practice at McKinsey & Co. Dr. Preston is currently serving on the boards of directors of Oxford BioMedica plc, Karuna Therapeutics, Fusion Therapeutics and Akuous Inc., all publicly held companies. Dr. Preston has also served on the boards of a number of private companies. Dr. Preston received her M.D. from the University of Oxford and a B.S. in Biochemistry from the University of London.
Heather Berger, Ph.D., has served as a member of the Entasis Board since August 2017. Dr. Berger is a principal at SR One Capital Management LP, a position she has held since April 2019. From January 2017 to November 2018, she was a principal at Sofinnova Investments, or Sofinnova, focusing on biopharmaceutical investments. Prior to joining Sofinnova, Dr. Berger was a senior vice president and biotechnology sell-side analyst at Wedbush Securities fromAugust 2014 to December 2016, preceded by a role as an associate at JMP Securities LLC from September 2010 to June 2014. Prior to this, Dr. Berger worked in early stage drug discovery at the Astellas Research Institute and was also an adjunct professor at the Feinberg School of Medicine at Northwestern University. Dr. Berger also serves on the boards of Second Genome and Design Therapeutics. Dr. Berger received her Ph.D. in Chemistry from Northwestern University, an M.S. in Organic Chemistry from the Weizmann Institute of Science and her B.S. from Tufts University.
Howard Mayer, M.D. has served as a member of the Entasis Board since August 2019. Dr. Mayer is the executive vice president, head of research and development for Ipsen Biopharmaceuticals, Inc., a position he has held since 2019. Prior to joining Ipsen, Dr. Mayer was most recently senior vice president, chief medical officer and global head of R&D, Neuroscience Division at Shire Pharmaceuticals, or Shire Pharma, from 2018 to 2019 (acquired by Takeda Pharmaceutical Company in 2019). Previously, Dr. Mayer was senior vice president and head of global clinical development at Shire Pharma from 2013 to 2018. In this role, Dr. Mayer was responsible for global clinical development (Phase I-IV) across the hematology, immunology, oncology, genetic diseases, GI/metabolic, neuroscience and ophthalmology therapeutic areas. He was also responsible for clinical development operations, clinical pharmacology, and medical devices. Previously he served as chief medical officer at EMD Serono, a division of Merck KGaA. Prior to that, he held a variety of global roles at Pfizer Inc. over nearly eight years, including head of clinical development and medical affairs for Virology/Infectious Diseases. Prior to joining Pfizer, he served as director of infectious diseases clinical research at Bristol-Myers Squibb for five years. Dr. Mayer obtained his BA from the University of Pennsylvania and his M.D. from Albert Einstein College of Medicine in New York, which was followed by an internship and residency at Mount Sinai Hospital and an Infectious Diseases fellowship at Harvard Medical School. Dr. Mayer serves on the board of Adagio Therapeutics. He also has served on the board of Autism Speaks in New England since 2011. He was honored by PharmaVoice as one of the 100 Most Inspiring People in the Life Sciences Industry in 2011 and 2017.
David C. Hastings has served as a member of the Entasis Board since April 2018. Mr. Hastings has served as the Chief Financial Officer of Arbutus Biopharma Corporation since June 2018. Prior to joining Arbutus, Mr. Hastings served as the Senior Vice President and Chief Financial Officer of Unilife Corporation from February 2015 to June 2017 and as Unilife’s Chief Accounting Officer and Treasurer from July 2016 to June 2017. Unilife filed for bankruptcy in April 2017. From October 2003 to October 2014, Mr. Hastings served as Executive Vice President and Chief Financial Officer at Incyte Corporation. Mr. Hastings has served on the board of directors and chairs the audit committee of Scynexis Inc. and VBL Therapeutics Ltd., both publicly held companies, since 2015 and 2018, respectively. Mr. Hastings received his B.A. in Economics from the University of Vermont.
Manoussos Perros, Ph.D., has served as the Company’s President, Chief Executive Officer, and a member of our Board since May 2015. Prior to this, Dr. Perros worked for AstraZeneca AB, or AstraZeneca, as vice president and head of its infection research and early development organization from 2010 to 2015 and as site head for its research center in Waltham, Massachusetts from 2012 to 2015. Prior to joining AstraZeneca, Dr. Perros served as director of the Novartis Institute for Tropical Diseases in Singapore, and prior to that, as vice-president and chief scientific officer, antivirals, at Pfizer, Inc. A chemist by training, Dr. Perros conducted his Ph.D. work in Belgium, France and Germany, and was an associate in the Biophysics department at Yale from 1993 to 1995. Dr. Perros received the PhRMA Discoverer’s Award in 2010.
Executive Officers
Manoussos Perros, Ph.D. Biographical information for Dr. Perros is included within the director biographies above.
David Altarac, M.D., has served as the Company’s chief medical officer since November 2019. From July 2015 to April 2019, Dr. Altarac was a senior vice president and head of global regulatory affairs, global drug safety and R&D quality and compliance at Shire Inc., or Shire. Prior to joining Shire, Dr. Altarac was vice president, regulatory affairs at NeoStem Inc., a biopharmaceutical company developing novel, cell-based, individualized therapeutics from July 2013 to June 2015. Dr. Altarac holds an M.D. degree from New York Medical College, a Master of Public Administration (M.P.A.) degree from New York University, and a B.A. in Chemistry from the State University of New York at Binghamton, New York. Dr. Altarac completed his Internal Medicine residency and Infectious Diseases fellowship at Beth Israel Medical Center in New York. Dr. Altarac has held multiple academic, hospital and post graduate teaching appointments during his career and has authored/coauthored numerous scientific publications.
John Mueller, Ph.D., has served as the Company’s chief development officer since May 2015. Prior to this, Dr. Mueller served as senior project director at AstraZeneca from June 2011 to May 2015, where he led a global multidisciplinary team to advance zoliflodacin into a Phase 2 clinical trial. Prior to that, Dr. Mueller worked at Pfizer, Inc. and Alexion Pharmaceuticals, Inc. Dr. Mueller received his Ph.D. in Microbiology and Immunology from the Albany Medical College, and subsequently conducted post-doctoral studies at the Tufts Medical School as a National Institutes of Health fellow where he completed his bacterial genetics research training.
Ruben Tommasi, Ph.D., has served as the Company’s chief scientific officer since May 2015. Prior to this, Dr. Tommasi served as executive director of chemistry of the infection innovative medicines unit at AstraZeneca from May 2011 to May 2015. Before that, he led the infection chemistry unit at Novartis Institutes for Biomedical Research from December 2006 to April 2011. Prior to that, Dr. Tommasi worked at Novartis International AG. Dr. Tommasi received both his Ph.D. in Organic Chemistry and his B.S. degree in Chemistry from the State University of New York, Albany.
Matthew Ronsheim, Ph.D., has served as the Company’s Chief Pharmaceutical Sciences and Manufacturing Officer since September 2020. Prior to joining Entasis, from June 2016 to August 2019, Dr. Ronsheim served as executive director and head of chemistry manufacturing and controls at Enanta Pharmaceuticals Inc. Prior to that, from October 2014 to June 2016, he served as director project leadership and global pharmaceutical commercialization at Cubist Pharmaceuticals LLC, which was acquired by Merck & Company in December 2014. Before joining Cubist/Merck, Dr. Ronsheim held various leadership roles at Forest Laboratories from 2004 to 2014, including director and head of chemical development. Dr. Ronsheim earned his B.S. in Chemistry from Southern Connecticut State University and a Ph.D. in Synthetic Organic Chemistry from the University of New Hampshire.
Anna Diaz Triola has served as the Company’s Chief Commercial Officer since July 2021. Ms. Triola brings over 20 years of experience in the launch and commercialization of products across multiple therapeutic areas and diverse settings of care, including the hospital and community. She previously served as the vice president, marketing at Summit Therapeutics where she was instrumental in developing the commercial strategy for the company’s first product against C. difficile infections. Prior to joining Summit, Anna held commercial leadership roles at Flexion Therapeutics, Chiasma, Cubist, and Biogen. Anna holds an M.B.A. from Harvard Business School and a B.A. from Wellesley College.
Kristie Wagner has served as the Company’s Vice President, Principal Financial and Accounting Officer, since February 2022. Prior to that, she served as the Company’s Vice President, Corporate Controller from June 2021 to February 2022. Prior to joining Entasis, Ms. Wagner served as Vice President and Corporate Controller at Akebia Therapeutics from November 2013 to May 2021. Before joining Akebia Therapeutics, Ms. Wagner held finance leadership roles at Athenahealth, Mzinga and GTC Biotherapeutics. Ms. Wagner received her MBA in Finance from Suffolk University and earned a B.S. degree in Accounting from the Massachusetts College of Liberal Arts.
Elizabeth Keiley has served as the Company’s general counsel since April 2019. Prior to this from 2012 to 2019, Ms. Keiley served in a variety of positions at Oxford Immunotec Global PLC, or Oxford Immunotec, a publicly traded global diagnostics company, including most recently serving as senior vice president and general counsel. Prior to joining Oxford Immunotec, Ms. Keiley was assistant general counsel of Zimmer, Inc., a subsidiary of Zimmer Holdings, Inc., an orthopedic device manufacturer. Prior to working at Zimmer, Ms. Keiley was a trial lawyer and partner with Wildman, Harrold, Allen & Dixon in Chicago, Illinois. Ms. Keiley received her B.S. and B.A. degrees in Psychology and Philosophy, respectively, from Boston College and her J.D. from Loyola University School of Law.

ANNEX B

OPINION OF MTS SECURITIES, LLC

CONFIDENTIAL
May 22, 2022
Board of Directors
Entasis Therapeutics Holdings Inc.
35 Gatehouse Drive
Waltham, Massachusetts 02451
Members of the Board of Directors:
We understand that Entasis Therapeutics Holdings Inc., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, to be dated on or about May 23, 2022 (the “Merger Agreement”), by and among the Company, Innoviva, Inc., a Delaware corporation (“Parent”), and Innoviva Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Parent will cause Merger Sub to commence a cash tender offer (as it may be amended from time to time in accordance with the terms of the Merger Agreement, the “Offer”) to purchase all the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) at a price per share equal to $2.20 (the “Offer Consideration”), net to the seller in cash, without interest. We further understand that the Merger Agreement further provides that, following the consummation of the Offer, Merger Sub shall be merged with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “Merger” and together with the Offer, the “Transactions”), with the Company continuing as the surviving corporation following the Merger, and each share of Company Common Stock that is not validly tendered and accepted pursuant to the Offer (other than shares of Company Common Stock (A) owned by Parent, Merger Sub or the Company or (B) held by stockholders who are entitled to demand, and who properly demanded, appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (all such shares described in clauses (A) and (B), the “Excluded Shares”)) will be converted into the right to receive an amount in cash equal to the Offer Consideration. The terms and conditions of the Transactions are more fully set forth in the Merger Agreement and capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.
We also understand that the Merger Agreement contemplates that, in connection with the execution and delivery of the Merger Agreement, certain stockholders of the Company will enter into support agreements (collectively, the “Support Agreements”), each dated as of the date of the Merger Agreement, by and among Parent, Merger Sub and each such stockholder, pursuant to which such stockholders will agree, among other things, to accept the Offer and tender the shares of Company Common Stock it owns.
You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to the holders of shares of the Company Common Stock (other than Parent, Merger Sub and their respective affiliates and holders of Excluded Shares) of the Offer Consideration to be received by such holders pursuant to the Transactions.
In the course of performing our review and analyses for rendering the opinion set forth below, we have:
(i)
reviewed the financial terms of a draft copy of the Merger Agreement dated as of May 21, 2022, which was the most recent draft available to us (the “Draft Merger Agreement”), and the financial terms of draft copies of the forms of the Support Agreements dated as of April 22, 2022 and May 20, 2022, which were the most recent drafts available to us (the “Draft Support Agreements”);

(ii)	reviewed certain publicly available business and financial information concerning the Company and the industry in which it operates;
(iii)	reviewed certain internal financial analyses and forecasts prepared by and provided to us by the management of the Company relating to its business (the “Company Projections”);

(iv)	conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii)-(iii) above and any other matters we deemed relevant;
(v)	reviewed and analyzed the reported current and historical prices and trading history of shares of the Company Common Stock;
(vi)	reviewed and analyzed the financial performance of the Company as compared to publicly available information for certain other publicly-traded companies that we deemed relevant;
(vii)
reviewed and analyzed the proposed financial terms of the Transactions as compared to the financial terms of certain selected business combinations that we deemed relevant and the consideration paid in such transactions;

(viii)	reviewed and analyzed, based on the Company Projections, the cash flows to be generated by the Company to determine the present value of the Company’s discounted cash flows; and
(ix)	performed such other financial studies, analyses and investigations and considered such other information as we deemed appropriate for the purposes of the opinion set forth below.
In arriving at the opinion set forth below, we have assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by us and upon the assurances of the management of the Company that they are not aware of any material relevant developments or matters related to the Company or that may affect any of the Transactions that has been omitted or that remains undisclosed to us. The opinion set forth below does not address any legal, regulatory, tax, accounting or financial reporting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from other advisors, and we have relied with your consent on any assessments made by such other advisors to the Company with respect to such matters. Without limiting the foregoing, we have not considered any tax effects of the Transactions or the form or transaction structure of the Transactions on any person or entity. We have not conducted any independent verification of the Company Projections, and we express no view as to the Company Projections or the assumptions on which they are based. Without limiting the generality of the foregoing, with respect to the Company Projections, we have assumed, with your consent and based upon discussions with the Company’s management, that they have been reasonably prepared in good faith and that the Company Projections reflect the best currently available estimates and judgments of the management of the Company of the future results of operations and financial performance of, and the impact of the effects of the coronavirus pandemic (COVID-19) and related events on, the Company.
In arriving at the opinion set forth below, we have made no analysis of, and express no opinion as to, the adequacy of the reserves of the Company and have relied upon information supplied to us by the Company as to such adequacy. In addition, we have not made any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off-balance-sheet assets or liabilities) of the Company or any of its subsidiaries, and we have not been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of the Company or any other entity under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with the opinion set forth below were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. We have assumed that there has been no material change in the assets, financial condition, business or prospects of the Company or any of its subsidiaries since the date of the most recent relevant financial statements or financial information made available to us. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company or any of its affiliates is a party or may be subject, and, at the direction of the Company and with its consent, the opinion set forth below makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor Parent, nor any of their respective subsidiaries, is party to any material pending transaction that has not been disclosed to us, including any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transactions. We have not conducted, nor have we assumed any obligation to conduct, any physical inspection of the properties or facilities of the Company or any of its subsidiaries. We also have not considered any potential legislative or regulatory changes currently being considered or that may be adopted by any governmental or regulatory bodies or any potential changes in accounting methods or generally accepted accounting principles that may be adopted.
We have assumed that the representations and warranties of each party contained in each of the Merger Agreement and the Support Agreements and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party thereto will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement or the Support Agreements and any other agreement contemplated thereby, that all conditions to the consummation of any of the Transactions will be satisfied without waiver thereof and that the Transactions will be consummated in accordance with the terms of the Merger Agreement and the Support Agreements without waiver, modification or amendment of any term, condition or agreement thereof. We have assumed that the final form of each of the Merger Agreement and the Support Agreements will be in all respects relevant to our analysis identical to the Draft Merger Agreement and Draft Support Agreements, respectively. We have also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with any of the Transactions will be obtained and that, in the course of obtaining any of those consents and approvals, no restrictions will be imposed or waivers made that would have an adverse effect on the Company, Parent or the benefits contemplated to be realized as a result of the Transactions.
The opinion set forth below is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to us, as of the date of this letter. It should be understood that, although subsequent developments may affect the conclusion reached in such opinion, we do not have any obligation to update, revise or reaffirm the opinion set forth below.
The opinion set forth below addresses solely the fairness, from a financial point of view, to the holders of shares of the Company Common Stock (other than Parent, Merger Sub and their respective affiliates and holders of Excluded Shares) of the Offer Consideration to be received by such holders pursuant to the Transactions and does not address any other terms in the Merger Agreement or any other agreement relating to any of the Transactions or any other aspect or implication of any of the Transactions, including any financing arrangements to be entered into in connection with the Transactions. The opinion set forth below does not address the Company’s underlying business decision to proceed with the Transactions or the relative merits of the Transactions compared to other alternatives available to the Company. We express no opinion as to the prices or ranges of prices at which shares or other securities of any person, including shares of the Company Common Stock, will trade at any time, including following the announcement or consummation of any of the Transactions. For purposes of the opinion set forth below, we have not considered any impact of any additional rights or obligations of any holder of shares of Company Common Stock pursuant to any Support Agreements entered into by such holders with Parent in connection with the Transactions. We have not been requested to opine as to, and the opinion set forth below does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to any of the Transactions, or any class of such persons, relative to the consideration to be received by the stockholders of the Company in connection with the Transactions or with respect to the fairness of any such compensation.
It is understood that this letter and the opinion set forth below are provided to the Board of Directors of the Company and the Special Transactions Committee thereof for their information in connection with their consideration of the Transactions and may not be used for any other purpose or disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever without our prior written consent, except that a copy of this letter may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Transactions if such inclusion is required by applicable law. The opinion set forth below does not constitute a recommendation to the Board of Directors of the Company or any committee thereof or any stockholder of the Company as to how to vote or take any other action in connection with any of the Transactions, including whether any stockholder should tender his, her or its shares in the Offer.
As part of our investment banking services, we are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, and for other purposes. We have acted as the Company’s financial advisor in connection with the Transactions and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transactions. We will receive a fee for rendering the opinion set forth below. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We may also seek to provide investment banking and/or financial advisory services to the Company, Parent or their respective affiliates in the future and expect to receive fees for the rendering of any such services.
The opinion set forth below was reviewed and approved by a fairness committee of MTS Securities, LLC.
Based upon and subject to the foregoing, it is our opinion as of the date hereof that the Offer Consideration to be received by the holders of shares of the Company Common Stock (other than Parent, Merger Sub and their respective affiliates and holders of Excluded Shares) pursuant to the Transactions is fair, from a financial point of view, to such holders.
Very truly yours,
/s/ MTS Securities, LLC
MTS SECURITIES, LLC

ANNEX C
SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
§ 262. Appraisal rights
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) [Repealed.]
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the

Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.
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